Received SEC

MAY 03 2011

Washington, DC 20549

GEORGIA ★ CAROLINA Bancshares, Inc.



11006895

2010 ANNUAL REPORT

SEC Mail Processing
Section

MAY 03 2011

Washington, DC
110

GEORGIA ★ CAROLINA
Bancshares, Inc.

April 18, 2011

Dear Shareholders, Customers, Employees and Friends:

We are pleased to provide you with the 2010 Annual Report of Georgia-Carolina Bancshares, Inc.

Total assets grew during 2010 to $495,300,000. This growth was accomplished despite the tough economic environment we are all experiencing. At the end of 2010, the Company remains "well capitalized" by all regulatory standards and all of our capital ratios increased during the year.

The Company recorded net income of $1,533,000 or $.44 per diluted share for 2010. Those earnings are down from the $3,752,000 or $1.07 per share earned in 2009. This decline in earnings is primarily due to significant additions to our provision for loan losses during the year. The provision for loan losses totaled $8,355,000 for 2010, up significantly from $3,082,000 for 2009.

As evidenced by the loan loss provision increase, the focus during the year remained on asset quality. We increased our allowance for loan loss reserve to 2.48% of loans at December 31, 2010, up from 1.51% at the end of 2009, while reducing total non-performing assets by $1,648,000. Total non-performing assets totaled 2.82% of loans at the end of 2010, down from 3.12% at the end of 2009 and 3.57% at the end of 2008.

Our core earnings, excluding the provision for loan losses and other real estate owned expense, showed solid growth. Pre-tax income before these items grew from $7,154,000 in 2009 to $10,722,000 in 2010. This was accomplished through increased net interest income, increased mortgage gain on sale income and controlled operating expenses. These earnings improvements were able to absorb the additions to our allowance for loan loss reserve and generate a net profit for the year.

We remain optimistic about 2011 and beyond. These are still uncertain economic times, so we will continue to manage your company in a conservative and prudent manner.

We extend to you a special invitation to attend the Annual Meeting of our Shareholders to be held at 4:00 pm on May 23, 2011 at the Main Office and Corporate Headquarters located at 3527 Wheeler Road.

Thank you for your interest and support of your Company and your Bank.

Sincerely,



Remer Y. Brinson III
President & Chief Executive Officer

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET INFORMATION

The Company's common stock trades on the Over-The-Counter Bulletin Board under the symbol "GECR". The market for the Company's common stock must be characterized as a limited market due to its relatively low trading volume and lack of analyst coverage. The following table sets forth for the periods indicated the quarterly high and low sales prices per share as reported by the Over-The-Counter Bulletin Board. These quotations also reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions. The share prices below reflect all stock splits.

	High	Low
Fiscal year ended December 31, 2010		
First Quarter	$ 8.00	$ 6.25
Second Quarter	$ 8.00	$ 6.55
Third Quarter	$ 8.00	$ 5.15
Fourth Quarter	$ 8.00	$ 5.36
Fiscal year ended December 31, 2009		
First Quarter	$10.00	$ 5.75
Second Quarter	$ 9.98	$ 5.25
Third Quarter	$ 8.00	$ 6.25
Fourth Quarter	$ 8.00	$ 6.25

HOLDERS OF COMMON STOCK

As of March 21, 2011, the number of holders of record of the Company's common stock was approximately 572.

DIVIDENDS

No cash dividends were paid by the Company during the years ended December 31, 2010 or 2009. Future dividends will be determined by the Board of Directors of the Company in light of circumstances existing from time to time, including the Company's growth, financial condition and results of operations, the continued existence of the restrictions described below on the Bank's ability to pay dividends and other factors that the Board of Directors of the Company considers relevant. In addition, the Board of Directors of the Company may determine, from time to time, that it is prudent to pay special nonrecurring cash dividends in addition to or in lieu of regular cash dividends. Such special dividends will depend upon the financial performance of the Company and will take into account its capital position. No special dividend is presently contemplated.

Because the Company's principal operations are conducted through the Bank, the Company generates cash to pay dividends primarily through dividends paid to it by the Bank. Accordingly, any dividends paid by the Company will depend on the Bank's earnings, capital requirements, financial condition and other factors. Under Georgia law, the Bank may pay dividends only when and if the Bank is not insolvent. In addition, dividends may not be declared or paid at any time when the Bank does not have combined paid-in capital and appropriated retained earnings equal to at least 20% of the Bank's capital stock. Moreover, dividends may not be paid by the Bank without the prior approval of the Georgia Banking Department, if the dividends are in excess of specified amounts fixed by the Georgia Banking Department.

EQUITY COMPENSATION PLAN INFORMATION

The Company currently has three equity compensation plans: (i) the 1997 Stock Option Plan, which was approved by shareholders; (ii) the 2004 Incentive Plan, which was approved by shareholders; and (iii) the Directors Equity Incentive Plan, which has not been approved by shareholders. The following table provides information as of December 31, 2010 regarding the Company's then existing compensation plans and arrangements:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
PLAN CATEGORY	**(A)**	**(B)**	**(C)**
Equity compensation plans approved by security holders:			
1997 Stock Option Plan................	159,038	$ 9.60	-
2004 Incentive Plan......................	124,251	$10.38	200,874
Equity compensation plans not approved by security holders	-	-	54,539
Total..	283,289	$ 9.94	255,413

DIRECTORS EQUITY INCENTIVE PLAN

The Directors Equity Incentive Plan provides that non-employee directors of the Company and the Bank may elect to purchase shares of the Company's common stock in lieu of receiving cash for director fees earned in each calendar quarter. The purchase price for shares acquired under the plan is $2.00 less than the average closing market price of the Company's common stock for the last ten trading days of each quarter as reported on the Over-the-Counter Bulletin Board. A non-employee director may join the plan at any time during the last seven days of each calendar quarter. The Directors Equity Incentive Plan also provides non-employee directors of the Company and the Bank annual retainer shares in the form of 1) base award shares, plus 2) bonus shares for service as Board chairman, plus 3) bonus shares for service on various committees. Non-employee advisory board members also qualify to receive annual award shares from the Directors Equity Incentive Plan provided they meet an agreed upon annual attendance requirement.

Selected Financial Data

Our selected consolidated financial data presented below as of and for the years ended December 31, 2006 through 2010 is derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010 are included elsewhere in this report. All years have been restated as necessary for stock dividends and stock splits.

	At and for the Years Ended December 31, ($ in thousands, except per share data)				
	2010	2009	2008	2007	2006
Selected Balance Sheet Data:					
Assets	$ 495,311	$ 484,013	$ 460,828	$ 447,869	$ 417,471
Investment securities and FHLB stock	79,431	47,289	59,795	60,393	55,404
Loans, held for investment	316,809	336,849	336,293	322,201	280,883
Loans, held for sale	46,570	58,135	28,402	39,547	56,758
Allowance for loan losses	7,866	5,072	4,284	5,059	4,386
Deposits	414,749	405,240	377,009	379,966	341,342
Short-term borrowings	3,469	7,297	15,859	17,473	38,661
Long-term debt	25,000	25,000	25,400	10,500	600
Other liabilities and other borrowings	7,119	3,203	3,476	3,959	4,742
Shareholders' equity	44,976	43,273	39,084	35,971	32,126
Selected Results of Operations Data:					
Interest income	24,409	24,604	26,371	29,019	25,335
Interest expense	7,290	9,722	13,038	15,706	11,969
Net interest income	17,119	14,882	13,333	13,313	13,366
Provision for loan losses	8,355	3,082	1,456	909	898
Net interest income after provision for loan losses	8,764	11,800	11,877	12,404	12,468
Non-interest income	13,246	14,157	9,920	9,932	9,800
Non-interest expense	20,543	20,902	17,745	17,816	17,911
Income before taxes	1,467	5,055	4,052	4,520	4,357
Income tax expense (benefit)	(66)	1,303	1,252	1,619	1,460
Net income	$ 1,533	$ 3,752	$ 2,800	$ 2,901	$ 2,897
Per Share Data					
Net income – basic	$ 0.44	$ 1.08	$ 0.82	$ 0.85	$ 0.86
Net income – diluted	$ 0.44	$ 1.07	$ 0.80	$ 0.83	$ 0.83
Book value	$ 12.72	$ 12.37	$ 11.31	$ 10.58	$ 9.51
Weighted average number of shares outstanding:					
Basic	3,519,408	3,484,309	3,426,860	3,393,224	3,370,277
Diluted	3,519,408	3,492,871	3,503,856	3,508,606	3,489,564

	At and for the Years Ended December 31,				
	2010	2009	2008	2007	2006
Performance Ratios:					
Return on average assets	0.32%	0.79%	0.62%	0.69%	0.78%
Return on average equity	3.41%	8.93%	7.36%	8.39%	9.57%
Net interest margin (1)	3.83%	3.37%	3.15%	3.36%	3.81%
Efficiency ratio (2)	67.65%	71.98%	76.31%	76.64%	77.39%
Loan (excl LHFS) to deposit ratio	76.39%	83.12%	89.20%	84.80%	82.29%
Asset Quality Ratios:					
Nonperforming loans to total loans	1.72%	1.57%	1.39%	3.20%	0.68%
Nonperforming assets to total loans (excl LHFS + OREO)	2.82%	3.12%	3.57%	3.73%	1.03%
Allowance for loan losses to nonperforming loans	125.71%	81.94%	84.65%	43.77%	191.86%
Allowance for loan losses to total loans (excl LHFS)	2.48%	1.51%	1.27%	1.57%	1.56%
Capital Ratios:					
Average equity to average assets	9.36%	8.81%	8.41%	8.16%	8.11%
Leverage ratio	9.32%	8.96%	8.59%	8.18%	7.85%
Tier 1 risk-based capital ratio	11.75%	10.50%	9.82%	9.39%	9.25%
Total risk-based capital ratio	13.01%	11.74%	10.91%	10.72%	10.50%

(1) Non-tax equivalent.
(2) Computed by dividing non-interest expense by the sum of net interest income and non-interest income, excluding gains and losses on the sale of assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Company and Bank and should be read in conjunction with the "Business" and "Financial Statements" sections included elsewhere in this report.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company and Bank are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies for the Company and Bank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses to be the only critical accounting policy.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation made pursuant to either ASC 450-20, *"Contingencies: Loss Contingencies,"* or ASC 310-10-35, *"Receivables: Subsequent Measurement."* The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The historical loss element is determined using the average of actual losses incurred over prior years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans from each category.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management's estimates, additional provisions for loan losses could be required that could adversely affect the Bank's earnings or financial position in future periods.

Additional information on the Bank's loan portfolio and allowance for loan losses can be found in the "Loan Portfolio" section on page 10. Note 1 to the consolidated financial statements also includes additional information on the Bank's accounting policies related to the allowance for loan losses.

CONSOLIDATED FINANCIAL INFORMATION

Certain consolidated financial information for the Company and Bank as of and for the years ended December 31, 2010, 2009 and 2008 is presented below:

	2010		2009		2008	
	Total Assets	Net Income	Total Assets	Net Income	Total Assets	Net Income
			($ in thousands)			
GECR consolidated	$ 495,311	$ 1,533	$ 484,013	$ 3,752	$ 460,828	$ 2,800
The Bank	$ 495,223	1,665	$ 483,916	3,919	$ 460,726	2,983
The Company		$ (132)		$ (167)		$ (183)

The Company incurred $200,418, $253,524 and $269,108 in operational costs for the years ended December 31, 2010, 2009 and 2008, respectively. These costs were partially offset by income tax benefits of $68,142, $86,198 and $86,497 for 2010, 2009 and 2008, respectively. In total, the net losses for the Company were $132,276, $167,326, and $182,611 for the years ended December 31, 2010, 2009 and 2008, respectively. The Company's operational costs are primarily funded by proceeds from the exercise of stock options.

The Company's line of credit issued in June 2009 with its correspondent bank, First National Bankers Bank, which provided the Company the ability to draw a principal sum of $1.0 million in periodic advances matured on June 5, 2010. The Company did not renew the line of credit. The outstanding principal balance at December 31, 2009 was $0.

Results of Operations – Comparison of 2010 and 2009

BALANCE SHEET

For the year ended December 31, 2010, the consolidated Company and Bank experienced an increase in total assets. Total assets increased $11.3 million or 2.3%, to $495.3 million at December 31, 2010 from $484.0 million at December 31, 2009. Average total assets were $480.2 million in 2010 and $476.5 million in 2009, an increase of $3.7 million or 0.8%. Loans held for sale decreased from $58.1 million at December 31, 2009 to $46.6 million at December 31, 2010, a decrease of $11.5 million or 19.8%. All other loans decreased with a portfolio balance, net of allowance for loan losses, of $309.0 million at December 31, 2010 compared to $331.8 million at December 31, 2009, a decrease of $22.8 million or 6.9%. Commercial and industrial loans decreased $2.6 million or 11.4%, from $22.9 million at December 31, 2009 to $20.3 million at December 31, 2010. Real estate mortgage loans increased $4.4 million or 2.2%, from $199.2 million at December 31, 2009 to $203.6 million at December 31, 2010, and real estate construction loans decreased $21.0 million or 19.6%, from $107.4 million at December 31, 2009 to $86.4 million at December 31, 2010. Consumer loans decreased $0.9 million or 12.0%, from $7.5 million at December 31, 2009 to $6.6 million at December 31, 2010. The decreases in most categories are primarily the result of weaker demand during the economic recession experienced over the past two years. Construction loans declined primarily as a result of borrower pay downs and charge offs in our Savannah market. However, the increase in real estate mortgage loans is the result of the overall stability of the Richmond, McDuffie, and Columbia County, Georgia market areas. The decline in loan demand coupled with strong deposit growth, created abundant liquidity, resulting in significant increases in cash and due from banks as well as securities available-for-sale. Cash and due from banks grew $18.6 million or 142.8% to $31.7 million at December 31, 2010 from $13.1 million at December 31, 2009. At December 31, 2010 and 2009 interest bearing balances with correspondent banks comprised $25.5 million and $2.1 million, respectively, of cash and due from banks. Securities available-for-sale increased $32.4 million or 73.0% to $76.9 million at December, 31, 2010 compared to $44.5 million at December 31, 2009.

The allowance for loan losses was $7.9 million at December 31, 2010 and $5.1 million at December 31, 2009. This represents an increase of $2.8 million or 55.1%. The increase in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the state of the economy and an increase in loan charge-offs during 2010. The Bank's ratio of allowance for loan losses to gross loans was 2.16% at December 31, 2010 and 1.28% at December 31, 2009. Substantially all loans held for sale originated by the Bank consist of well-secured single family residential mortgage loans which are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 2.48% at December 31, 2010, compared to 1.51% at December 31, 2009.

Foreclosed real estate decreased $1.7 million or 38.4% to $2.8 million at December 31, 2010 compared to $4.5 million at December 31, 2009.

The asset growth of the Bank during 2010 was primarily funded through deposit account activity within the Bank's existing market. Total deposit accounts at December 31, 2010 were $414.7 million, an increase of $9.5 million or 2.3%, from $405.2 million at December 31, 2009. Brokered deposits totaled $30.4 million at December 31, 2010, a decrease of $32.1 million or 51.3%, compared to $62.5 million at December 31, 2009. The Bank utilizes Promontory Interfinancial Network (CDARS) to obtain and retain large time deposits of customers seeking full FDIC insurance coverage. Through network member institutions the CDARS deposits are broken into smaller deposits in order to receive insurance coverage beyond the FDIC's $250,000 limit. CDARS deposits decreased $27.7 million or 67.2% to $13.5 million at December 31, 2010 from $41.2 million at December 31, 2009. This decline in brokered and CDARS deposits is a direct result of the Bank's increased reliance on core deposits. Deposits excluding brokered and CDARs increased $69.5 million or 23.0% to $371.1 million at December 31, 2010 compared to $301.7 million at December 31, 2009. Total other borrowings by the Bank were $32.1 million at December 31, 2010, a slight decrease of $0.2 million or 0.6%, from the balance of $32.3 million at December 31, 2009. However, due to a change to ASC 860-10 "Transfers and Servicing" regarding loan participations, $3.6 million of participated loans were classified as "other borrowings" at December 31, 2010.

The Bank's loan to deposit ratio was 87.6% at December 31, 2010 and 97.5% at December 31, 2009. Excluding mortgage loans held for sale, this ratio was 76.4% for 2010 and 83.1% for 2009.

INCOME STATEMENT

Interest income was $24.4 million for 2010 compared to $24.6 million for 2009, a slight decrease of $0.2 million or 0.8%. This decrease was primarily the result of declining interest rates and weakened loan demand during the economic recession experienced over the past two years. Interest expense decreased $2.4 million or 25.0%, from $9.7 million for 2009 to $7.3 million for 2010. This decrease in interest expense was primarily due to the lower cost of funds resulting from the falling interest rate environment since 2008. In an effort to obtain growth in deposit accounts to maintain steady borrowing levels and reduce the need for brokered deposits, the Bank focuses its marketing efforts in the local markets served by the Bank. As a result of these efforts, the Bank experienced growth in interest bearing deposits in 2010. Interest bearing deposits increased $9.6 million or 2.6%, from $363.5 million at December 31, 2009 to $373.1 million at December 31, 2010. This increase in interest bearing deposits was primarily the result of an increase in money market accounts. Non-interest bearing deposits decreased slightly by $0.2 million or 0.5%, from $41.8 million at December 31, 2009 to $41.6 million at December 31, 2010. Net interest income was $17.1 million for 2010 compared to $14.9 million for 2009, an increase of $2.2 million or 14.8%. Net interest margin increased to 3.83% for the year ended December 31, 2010 from 3.37% for 2009.

The provision for loan losses was $8.4 million for 2010 compared to $3.1 million for 2009, an increase of $5.3 million or 171.0%. This increase is the result of management's detailed review of the Bank's loan portfolio and adequacy of the allowance for loan losses, the level of the Bank's non-performing assets, charge-offs and loan delinquencies, and the overall weakness in the economy. The majority of the increase in the provision for loan losses was due to a provision of $4,706,000 in the second quarter of 2010. As a result of the increase in the provision for loan losses, the ratio of the allowance for loan losses to total loans, excluding loans held for sale, increased to 2.48% at December 31, 2010 from 1.51% at December 31, 2009. Net charge-offs were $5.6 million in 2010, up from the $2.3 million in 2009, resulting in annual charge-off to average loans ratios of 1.49% and 0.67%, respectively. Management considers the current allowance for loan losses to be appropriate based upon its detailed analysis of the potential risk in the portfolio; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions will not be required.

Non-interest income for 2010 was $13.2 million compared to $14.2 million for 2009, a decrease of $1.0 million or 7.0%. This decrease in 2010 is primarily due to the $1.7 million gain on sale of 183 lots and another parcel of land in the Willhaven Subdivision in Augusta, Georgia in 2009, partially offset by a higher 2010 gain on sale of mortgage loans. Gain on sale of mortgage loans increased from $9.7 million in 2009 to $10.8 million in 2010, an increase of $1.1 million or 11.3%. However, the mortgage origination volume sold in 2010 was $553.2 million compared to $606.5 million in 2009, a decrease of $53.3 million or 8.8%.

Non-interest expense decreased from $20.9 million in 2009 to $20.5 million in 2010, a decrease of $0.4 million or 1.7%. This decrease is primarily the result of reduced incentive expense, FDIC assessment cost, and control of other expenses, offset by higher salaries and other real estate expenses.

In total, net income decreased in 2010 by $2.2 million or 59.1%, from $3.7 million in 2009 to $1.5 million in 2010 as a result of each of the above factors.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The following table presents the average balance sheet of the consolidated Company for the years ended December 31, 2010, 2009 and 2008. Also presented is the consolidated Company's actual interest income and expense from each asset and liability, the average yield of each interest-earning asset and the average cost of each interest-bearing liability. This table includes all major categories of interest-earning assets and interest-bearing liabilities:

CONSOLIDATED AVERAGE BALANCE SHEETS

($ in thousands)

	Year Ended December 31,								
	2010			2009			2008		
	Average Balance	Interest Income/ Expense	Average Yield / Rate	Average Balance	Interest Income/ Expense	Average Yield / Rate	Average Balance	Interest Income/ Expense	Average Yield / Rate
ASSETS									
INTEREST-EARNING ASSETS									
Loans, net of unearned income	$ 373,779	$ 22,379	5.99%	$ 386,961	$ 22,260	5.75%	$ 360,689	$ 23,186	6.43%
Investment securities	54,978	1,989	3.62%	52,672	2,337	4.44%	61,375	3,100	5.05%
Fed funds sold & cash in banks	18,202	41	0.23%	4,051	7	0.17%	3,996	85	2.13%
Total interest-earning assets	446,959	24,409	5.46%	443,684	24,604	5.55%	426,060	26,371	6.19%
NON-INTEREST-EARNING ASSETS									
Cash and due from banks	8,226			8,686			6,296		
Bank premises and fixed assets.	9,476			9,877			10,260		
Accrued interest receivable	1,657			1,748			1,956		
Other assets	20,019			17,506			12,978		
Allowance for loan losses	(6,158)			(5,026)			(5,190)		
Total assets	$ 480,179			$ 476,475			$ 452,360		
LIABILITIES AND SHAREHOLDERS' EQUITY									
INTEREST-BEARING DEPOSITS									
NOW accounts	$ 38,473	$ 226	0.59%	$ 35,300	$ 211	0.60%	$ 31,674	$ 376	1.19%
Savings accounts	52,102	570	1.09%	52,515	587	1.12%	67,259	1,408	2.09%
Money market accounts	24,826	309	1.24%	11,945	139	1.16%	8,773	167	1.90%
Time accounts	246,359	5,232	2.12%	256,146	7,808	3.05%	231,736	9,999	4.31%
Total interest-bearing deposits	361,760	6,337	1.75%	355,906	8,745	2.46%	339,442	11,950	3.52%
OTHER INTEREST-BEARING LIABILITIES									
Borrowed funds	29,190	953	3.26%	38,614	977	2.53%	37,390	1,088	2.91%
Total interest-bearing liabilities	390,950	7,290	1.86%	394,520	9,722	2.46%	376,832	13,038	3.46%
NON-INTEREST-BEARING LIABILITIES AND SHAREHOLDERS' EQUITY									
Demand deposits	42,066			36,439			33,501		
Other liabilities	2,202			3,519			3,971		
Shareholders' equity	44,961			41,997			38,056		
Total liabilities and shareholders equity	$ 480,179			$ 476,475			$ 452,360		
Net interest income		$ 17,119			$ 14,882			$ 13,333	
Interest rate spread			3.60%			3.08%			2.73%
Net interest margin			3.83%			3.37%			3.15%
Average loans (excl LHFS) to average deposits			81.52%			86.73%			88.67%

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

The following table sets forth information regarding changes in net interest income attributable to changes in average balances and changes in rates for the periods indicated. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The balance of the change in interest income or expense and net interest income has been attributed to a change in average rate. Non-accruing loans have been included in the category "Net loans and loans held for sale."

	Comparison of Years Ended December 31, 2010 and 2009			Comparison of Years Ended December 31, 2009 and 2008		
	($ in thousands) Increase (Decrease) Due to					
	Balance	Rate	Total	Balance	Rate	Total
Interest earned on:						
Tax-exempt securities	$ (38)	$ (5)	$ (43)	$ 82	$ (7)	$ 75
Taxable securities	148	(453)	(305)	(558)	(280)	(838)
Federal funds sold and cash in banks	23	11	34	2	(80)	(78)
Net loans and loans held for sale	(758)	877	119	1,689	(2,615)	(926)
Total interest income	$ (625)	$ 430	$ (195)	$ 1,215	$(2,982)	$(1,767)
Interest paid on:						
NOW deposits	19	(4)	15	43	(208)	(165)
Money market deposits	150	20	170	60	(88)	(28)
Savings deposits	(5)	(12)	(17)	(309)	(512)	(821)
Time deposits	(298)	(2,278)	(2,576)	1,053	(3,244)	(2,191)
Borrowed funds	(238)	214	(24)	36	(147)	(111)
Total interest expense	$ (372)	$(2,060)	$(2,432)	$ 883	$(4,199)	$(3,316)
Increase (decrease) in net interest income	$ (253)	$ 2,490	$ 2,237	$ 332	$ 1,217	$ 1,549

LOAN PORTFOLIO

The Bank engages in a full complement of lending activities, including commercial, consumer and real estate loans. As of December 31, 2010, the Bank's loan portfolio, excluding loans held for sale, consisted of 64.2% real estate mortgage loans, 27.3% real estate construction loans, 6.4% commercial loans and 2.1% consumer loans.

The Bank's real estate mortgage loans include commercial mortgage lending and residential mortgage lending. The Bank's commercial mortgage loans are generally secured by office buildings, retail establishments and other types of property. The Bank's residential mortgage loans are primarily single-family residential loans secured by the residential property.

The Bank's real estate construction loans consist of residential and commercial construction loans as well as land development loans. These loans are primarily construction and development loans to builders in the Augusta and Savannah, Georgia areas and the Jacksonville, Florida area.

Commercial lending is directed principally towards businesses whose demands for funds fall within the Bank's legal lending limits and which are potential deposit customers of the Bank. This category of loans includes loans made to individual, partnership or corporate borrowers, for a variety of business purposes. These loans include short-term lines of credit, short- to medium-term plant and equipment loans, loans for general working capital and letters of credit.

The Bank's consumer loans consist primarily of installment loans to individuals for personal, family or household purposes, including automobile loans to individuals and pre-approved lines of credit.

While risk of loss in the Bank's loan portfolio is primarily tied to the credit quality of the various borrowers, risk of loss may also increase due to factors beyond the Bank's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the Bank's real estate portfolio.

With respect to loans which exceed the Bank's lending limits or established credit criteria, the Bank may originate such loans and sell them to another bank. The Bank may also purchase loans originated by other banks. Management of the Bank does not believe that its loan purchase participations will necessarily pose any greater risk of loss than loans which the Bank originates.

The following table presents the categories of loans contained in the Bank's loan portfolio as of the end of the five most recent fiscal years and the total amount of all loans for such periods:

	December 31,				
	2010	2009	2008	2007	2006
			($ in thousands)		
Type of Loan					
Commercial and industrial	$ 20,298	$ 22,906	$ 31,173	$ 29,582	$ 27,692
Real estate – construction	86,418	107,429	105,032	89,580	73,502
Real estate – residential	61,194	66,050	65,958	53,557	47,319
Real estate – commercial	142,351	133,140	125,194	139,111	121,822
Consumer	6,606	7,468	9,092	10,487	10,609
Subtotal	$ 316,867	$ 336,993	$ 336,449	$ 322,317	$ 280,944
Less:					
Unearned income and deferred loan fees	(58)	(144)	(156)	(116)	(61)
Allowance for possible loan losses	(7,866)	(5,072)	(4,284)	(5,059)	(4,386)
Total (net of allowance)	$ 308,943	$ 331,777	$ 332,009	$ 317,142	$ 276,497

In addition to the above, the Bank also had $46.6 million and $58.1 million of single family residential mortgage loans held for sale that were originated by the Bank's Mortgage Division at December 31, 2010 and 2009, respectively.

The table below presents an analysis of maturities of certain categories of loans as of December 31, 2010:

Type of Loan	Due in 1 Year or Less	Due in 1 to 5 Years	Due After 5 Years	Total
		($ in thousands)		
Commercial and industrial	$ 10,962	$ 9,336	$ -	$ 20,298
Real estate - construction	77,342	8,994	82	86,418
Total	$ 88,304	$ 18,330	$ 82	$106,716

The following is a presentation of an analysis of sensitivities of certain loans (those presented in the maturity table above) to changes in interest rates as of December 31, 2010 (in thousands):

Loans due after 1 year with predetermined interest rates	$ 17,037
Loans due after 1 year with floating interest rates	$ 1,375
Total loans due after 1 year	$ 18,412

The following table presents information regarding non-accrual and past due loans at the dates indicated:

	December 31,				
	2010	2009	2008	2007	2006
			($ in thousands)		
Loans accounted for on a non-accrual basis					
Number	50	63	56	65	49
Amount	$ 6,257	$ 6,190	$ 5,061	$ 11,558	$ 2,286
Accruing loans which are contractually past due 90 days or more as to principal and interest payments					
Number	-	-	3	4	2
Amount	$ -	$ -	$ 1	$ 18	$ 71

Accrual of interest is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Additional interest income of approximately $179,000 in 2010 would have been recorded if all loans accounted for on a non-accrual basis had been current in accordance with their original terms. No interest income has been recognized in 2010 on loans that have been accounted for on a non-accrual basis.

The following table presents loans classified as "troubled debt restructurings" as defined in ASC 310-40:

	December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
			($ in thousands)		
Troubled debt restructurings	$ 9,250	$ 4,188	$ -	$ -	$ -

At December 31, 2010, there were no loans classified for regulatory purposes as doubtful, substandard or special mention that have not been disclosed above which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

An analysis of the Bank's loss experience is furnished in the following table for the periods indicated.

	Years Ended December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
			($ in thousands)		
Allowance for loan losses, beginning of year	$ 5,072	$ 4,284	$ 5,059	$ 4,386	$ 3,756
Charge-offs:					
Real estate – construction	3,663	1,382	1,107	-	-
Real estate – residential	980	553	798	28	98
Real estate – commercial	850	-	26	-	-
Commercial and industrial	139	208	223	163	106
Consumer	147	199	110	97	95
	5,779	2,342	2,264	288	299
Recoveries:					
Real estate – construction	16	-	-	-	-
Real estate – residential	13	4	3	11	8
Real estate – commercial	22	1	-	-	-
Commercial and industrial	63	14	5	10	16
Consumer	104	29	25	31	7
	218	48	33	52	31
Net (charge-offs) recoveries	(5,561)	(2,294)	(2,231)	(236)	(268)
Provision charged to operations	8,355	3,082	1,456	909	898
Allowance for loan losses, end of year	$ 7,866	$ 5,072	$ 4,284	$ 5,059	$ 4,386
Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	(1.49%)	(.67%)	(.67%)	(.08%)	(.10%)

ALLOWANCE FOR LOAN LOSSES

In the normal course of business, the Bank has recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans.

Accordingly, management has established an allowance for loan losses, which totaled approximately $7,866,000 at December 31, 2010, which is allocated according to the following table, along with the percentage of loans in each category to total loans:

	2010 Allowance Amount	2010 Portfolio as % of Loans	2009 Allowance Amount	2009 Portfolio as % of Loans	2008 Allowance Amount	2008 Portfolio as % of Loans	2007 Allowance Amount	2007 Portfolio as % of Loans	2006 Allowance Amount	2006 Portfolio as % of Loans
	($ in thousands)									
Commercial and industrial	$ 227	6.4%	$ 259	6.8%	$ 436	9.3%	$ 562	9.2%	$ 883	9.9%
Real estate - construction	3,908	27.3%	2,364	31.9%	1,838	31.2%	1,928	27.8%	1,442	26.2%
Real estate - residential	1,070	19.3%	827	19.6%	622	19.6%	639	16.6%	650	16.8%
Real estate - commercial	1,617	44.9%	1,319	39.5%	1,147	37.2%	1,608	43.2%	1,110	43.4%
Consumer	251	2.1%	176	2.2%	133	2.7%	195	3.2%	191	3.7%
Unallocated	793	--	127	--	107	--	127	--	110	--
Total	$7,866		$5,072		$4,284		$5,059		$4,386	

In evaluating the Bank's allowance for loan losses, management takes into consideration concentrations within the loan portfolio, past loan loss experience, growth of the portfolio, current economic conditions and the appraised value of collateral securing loans. Although management believes the allowance for loan losses is adequate, management's evaluation of losses is a continuing process which may necessitate adjustments to the allowance in future periods.

Real estate residential loans constituted approximately 19.3% of outstanding loans at December 31, 2010. Residential mortgages are generally secured by the underlying residence. Management of the Bank currently believes that these loans are adequately secured.

Real estate commercial loans were approximately 44.9% of outstanding loans at December 31, 2010. Management believes the risk of loss for commercial real estate loans is generally higher than residential loans. Management continuously monitors the performance of the commercial real estate portfolio and collateral values.

Real estate construction loans represented approximately 27.3% of the Bank's outstanding loans at December 31, 2010. This category of the loan portfolio consists of commercial and residential construction and development loans located in the Bank's market areas in Georgia and Florida. Management of the Bank closely monitors the performance of these loans and periodically inspects properties and development progress. Management considers these factors in estimating and evaluating the allowance for loan losses.

Commercial loans represented approximately 6.4% of outstanding loans at December 31, 2010. Commercial loans are generally considered by management as having greater risk than other categories of loans in the Bank's loan portfolio. However, the Bank generally originates commercial loans on a secured basis, and at December 31, 2010, over 99% of the Bank's commercial loans were secured. Management believes that the secured status of a substantial portion of the commercial loan portfolio greatly reduces the risk of loss inherently present in commercial loans.

Consumer loans represented approximately 2.1% of outstanding loans at December 31, 2010 and are also well secured. At December 31, 2010, the majority of the Bank's consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans inherently possess less risk than other categories of loans.

Loans held for sale consist of single family residential mortgage loans originated by the Bank's Mortgage Division. These loans are originated with an investor purchase commitment and are sold shortly after origination by the Bank.

The Bank's management and Board of Directors monitor the loan portfolio monthly to evaluate the adequacy of the allowance for loan losses. Ratings on classified loans are also reviewed and performance is evaluated in determining the allowance. The provision for loan losses charged to operations is based on this analysis. In addition, management and the Board consider such factors as delinquent loans, collateral values and economic conditions in their evaluation of the adequacy of the allowance for loan losses.

CASH AND DUE FROM BANKS

Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in "Cash and Due from Banks." As of December 31, 2010, interest-bearing cash on deposit with correspondent banks totaled $3.3 million compared to $2.1 million as of December 31, 2009. Interest-bearing cash on deposit in the Federal Reserve excess balance fund was $22.2 million as of December 31, 2010 compared to $0 as of December 31, 2009. Funds required to be on reserve with the Federal Reserve totaled $0 and $78,000 as of December 31, 2010 and 2009, respectively.

INVESTMENTS

As of December 31, 2010, investment securities comprised approximately 17.9% of the Bank's assets. The Bank invests primarily in obligations of the United States Treasury or agencies of the United States, mortgage-backed securities and obligations, certain obligations of states and municipalities, corporate securities, Federal Home Loan Bank stock, and bank-owned life insurance. The Bank also enters into federal funds transactions with its principal correspondent banks. The Bank may act as a net seller or net purchaser of such funds.

The following table presents, for the dates indicated, the estimated fair market value of the Bank's investment securities available for sale. The Bank has classified all of its investment securities as available for sale:

	December 31,		
	2010	**2009**	**2008**
		($ in thousands)	
Obligations of the U.S. Treasury and other U.S government agencies	$ 28,229	$ 10,652	$ 27,330
Mortgage-backed securities	39,600	23,904	20,190
Obligations of States and political subdivisions	9,075	9,783	9,924
Corporate obligations	-	122	150
Total investment securities	$ 76,904	$ 44,461	$ 57,594
Federal Home Loan Bank stock	2,527	2,828	2,201
Total investment securities and FHLB stock	$ 79,431	$ 47,289	$ 59,795

The following tables present the contractual maturities and weighted average yields of the Bank's investment securities as of December 31, 2010:

	Maturities of Investment Securities			
	Less Than One Year	**One To Five Years**	**Five To Ten Years**	**Over Ten Years**
		($ in thousands)		
Obligations of the U.S. Treasury and other U.S. government agencies	$ -	$ 1,987	$ 10,441	$ 15,801
Mortgage-backed securities	419	-	1,774	37,408
Obligations of States and political subdivisions	-	1,495	4,325	3,255
Federal Home Loan Bank stock	2,527	-	-	-
Total	$ 2,946	$ 3,482	$ 16,540	$ 56,464

	Weighted Average Yields			
	Less Than One Year	**One To Five Years**	**Five To Ten Years**	**Over Ten Years**
Obligations of the U.S. Treasury and other U.S. government agencies	-	1.00%	2.69%	6.00%
Mortgage-backed securities	2.52%	-	4.01%	3.13%
Obligations of States and political subdivisions	-	4.01%	3.92%	4.06%
Federal Home Loan Bank stock	-	-	-	-
Total weighted average yield	2.52%	2.29%	3.15%	3.31%

The weighted average yields on tax-exempt obligations presented in the table above have been computed on a tax-equivalent basis.

Increased liquidity has resulted in significant increases in investment securities, resulting in greater occurrence of issuer concentrations. The table below reflects investments with issuers exceeding 10% of the Company's shareholders' equity as of December 31, 2010:

	Book Value	Market Value
	($ in thousands)	
Freddie Mac		
U.S. agency securities	$ 9,500	$ 9,441
Mortgage-backed securities	7,542	7,733
Ginnie Mae		
Mortgage-backed securities	11,442	11,566
Fannie Mae		
Mortgage-backed securities	15,718	15,782
Small Business Association		
U.S. agency securities	14,265	14,261
Total	$ 58,467	$ 58,783

In September 2007, an $8.0 million bank-owned life insurance policy (BOLI) was acquired in order to insure the key officers of the Bank. Per ASC 325-30, *"Investments in Insurance Contracts,"* this policy is recorded at its cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2010, the BOLI cash surrender value was $9.2 million resulting in other income for 2010 of $398,000 and an annualized net yield of 4.43%.

DEPOSITS

The Bank offers a wide range of commercial and consumer interest bearing and non-interest bearing deposit accounts, including checking accounts, money market accounts, negotiable order of withdrawal ("NOW") accounts, individual retirement accounts, certificates of deposit and regular savings accounts. The sources of deposits are residents, businesses and employees of businesses within the Bank's market area, obtained through the personal solicitation of the Bank's officers and directors, direct mail solicitation and advertisements published in the local media. Although de-emphasized in 2010, the Bank has also utilized the brokered certificate of deposit market and the CDARS program for funding needs for loan origination and liquidity. These brokered and CDARS deposits are included in time deposits on the balance sheet. The Bank pays competitive interest rates on time and savings deposits. In addition, the Bank has implemented a service charge fee schedule competitive with other financial institutions in the Bank's market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and similar items.

The following table details, for the indicated periods, the average amount of and average rate paid on each of the following deposit categories:

	December 31,					
	2010		2009		2008	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	($ in thousands)					
Deposit Category						
Non-interest bearing demand deposits	$ 42,066	–	$ 36,439	–	$ 33,501	–
NOW and money market deposits	63,299	0.85%	47,245	0.74%	40,447	1.34%
Savings deposits	52,102	1.09%	52,515	1.12%	67,259	2.09%
Time deposits	246,359	2.12%	256,146	3.05%	231,736	4.31%

The maturities of certificates of deposit and individual retirement accounts of $100,000 or more as of December 31, 2010 were as follows:

	2010
	($ in thousands)
Three months or less	$ 23,973
Over three months through six months	30,996
Over six months through twelve months	43,211
Over twelve months	73,663
Total	$ 171,843

BORROWED FUNDS

The Bank's borrowed funds consist of short-term borrowings and long-term debt, including federal funds purchased, retail repurchase agreements and lines of credit with the Federal Home Loan Bank and the Federal Reserve. The average balance of borrowed funds was approximately $29.2 million, $38.4 million, and $36.8 million for the years ended December 31, 2010, 2009, and 2008.

The most significant borrowed funds categories for the Bank are the lines of credit from the Federal Home Loan Bank, consisting of the "Loans Held for Sale" program, a 1-4 family and commercial real estate loans line of credit (1-4 LOC), and two long-term convertible advances.

At December 31, 2010, 2009 and 2008, there was no outstanding balance on the LHFS line of credit. The average balance outstanding for the year 2010 on the LHFS line of credit was $3,000 with a weighted average interest rate of 0.97%. The average balance outstanding for the year 2009 on the LHFS line of credit was $1.7 million with a weighted average interest rate of 1.05%. For 2008, the average balance outstanding was $76,000 with a weighted average interest rate of 3.20%. The maximum amount outstanding on the LHFS line of credit at any month end during 2010 was $0, compared to $10.8 million, in 2009, and $4.0 million in 2008. The LHFS line of credit is secured by the mortgage loans held for sale originated with the borrowed funds. The interest rate on the LHFS line of credit is equal to the Federal Home Loan Bank's Daily Rate Credit Program rate plus 50 basis points.

At December 31, 2010, the outstanding balance on the 1-4 LOC was $0, compared to an outstanding balance of $3.6 million with an interest rate of 0.36% at December 31, 2009. In 2008 the outstanding balance was $6.0 million with an interest rate of 0.46%. The average balance outstanding on the 1-4 LOC was $244,000 for 2010 with a weighted average interest rate of 0.47%. The average balance outstanding on the 1-4 LOC was $4.6 million for 2009 with a weighted average interest rate of 0.47%. In 2008, the average balance outstanding was $8.3 million with a weighted average interest rate of 2.40%. The maximum amount outstanding on the 1-4 LOC at any month end during 2010 was $7.0 million, compared to $8.6 million in 2009, and $24.0 million in 2008. This 1-4 LOC is secured by the Bank's portfolio of 1-4 family first mortgage loans, excluding those loans that are held for sale, and commercial real estate loans. The interest rate on the 1-4 LOC is equal to the Federal Home Loan Bank's Daily Rate Credit Program.

During 2007, a long-term convertible advance was established as an additional line of credit. At December 31, 2010, the outstanding balance on this advance was $10.0 million with a weighted average interest rate of 3.83%. This advance matures December 2012 and was callable until December 2010. An additional, but similar, long-term convertible advance was also established during 2008. At December 31, 2010, the outstanding balance on this advance was $15.0 million with a weighted average interest rate of 3.33%. This advance matures May 2013 and was callable until May 2010.

RETURN ON EQUITY AND ASSETS

The following table presents certain profitability, return and capital ratios for the Company as of the end of the past three fiscal years.

	December 31,		
	2010	**2009**	**2008**
Return on Average Assets	0.32%	0.79%	0.62%
Return on Average Equity	3.41%	8.93%	7.36%
Dividend Payout Ratio	--	--	--
Equity to Assets Ratio	9.08%	8.94%	8.48%

LIQUIDITY AND INTEREST RATE SENSITIVITY

Deposit levels and the associated timing and quantity of funds flowing into and out of a bank inherently involve a degree of uncertainty. In order to ensure that it is capable of meeting depositors' demands for funds, the Bank must maintain adequate liquidity. Liquid assets consisting primarily of cash and deposits due from other banks, federal funds sold, funds held in a Federal Reserve excess balance account, and investment securities maturing within one year provide the source of such funds. Insufficient liquidity may force a bank to engage in emergency measures to secure necessary funding, which could be costly and negatively affect earnings. The Bank monitors its liquidity on a monthly basis and seeks to maintain it at an optimal level.

As of December 31, 2010, the Bank's liquidity ratio was 28.5% as compared to 23.4% at December 31, 2009. In addition to the liquid assets described above, the Bank has a reserve funding source in the form of federal funds lines of credit with First National Bankers Bank and SunTrust Bank. Management is not aware of any demands, commitments or uncertainties which

could materially affect the Bank's liquidity position. However, should an unforeseen demand for funds arise, the Bank held readily marketable investment securities at December 31, 2010 with a total market value of $79.1 million in its available-for-sale portfolio and Federal Home Loan Bank stock which would provide an additional source of liquidity.

Gap management is a conservative asset/liability strategy designed to maximize earnings over a complete interest rate cycle while reducing or minimizing the Bank's exposure to interest rate risk. Various assets and liabilities are termed "rate sensitive" when the interest rate can be replaced. By definition, the "gap" is the difference between rate sensitive assets and rate sensitive liabilities in a given time horizon. At December 31, 2010, the Bank was asset sensitive in the 0-3 month and 5 years or more time frames, but liability sensitive in the 3-12 month and 1-5 years time frames.

The following is an analysis of rate sensitive assets and liabilities as of December 31, 2010:

	0- 3 mos.	3 – 12 mos.	1 – 5 years	5 years or more	Total
			($ in thousands)		
Taxable securities	$ 158	$ 261	$ 1,987	$ 65,423	$ 67,829
Tax-exempt securities	-	-	1,495	7,580	9,075
Federal funds sold and cash in banks	25,526	-	-	-	25,526
Loans	150,913	74,914	77,407	60,145	363,379
Total rate sensitive assets	176,597	75,175	80,889	133,148	465,809
NOW and money market deposits	74,681	-	-	-	74,681
Savings deposits	53,880	-	-	-	53,880
Time deposits	36,520	113,196	94,772	98	244,586
Total rate sensitive deposits	165,081	113,196	94,772	98	373,147
Borrowed funds	3,467	-	-	-	3,467
Total rate sensitive liabilities	168,548	113,196	94,772	98	376,614
Excess of rate sensitive assets less rate sensitive liabilities	$ 8,049	$ (38,021)	$ (13,883)	$ 133,050	$ 89,195
Cumulative ratio of rate sensitive assets to liabilities	105%	89%	88%	124%	
Cumulative gap	$ 8,049	$ (29,972)	$ (43,855)	$ 89,195	

CAPITAL RESOURCES

The equity capital of the Bank totaled $44.6 million at December 31, 2010, an increase of $1.5 million, or 3.5%, from equity capital of $43.1 million at December 31, 2009. The increase in equity capital was attributable to the Bank's net income of $1.7 million, offset by a decrease of $0.1 million in the Bank's after-tax unrealized gain/(loss) on available-for-sale securities which, under ASC 320-10, *"Investments-Debt and Equity Securities,"* is recognized in the available-for-sale portion of the bond portfolio by making adjustments to the equity capital account. The equity capital of the Company consolidated totaled $45.0 million at December 31, 2010 compared to $43.3 million at December 31, 2009.

Management believes that the capitalization of the Company and the Bank consolidated is adequate to sustain the growth experienced in 2010. The following table sets forth the applicable actual and required capital ratios for the Company and the Bank as of December 31, 2010:

Bank	December 31, 2010	Minimum Regulatory Requirement
Total risk-based capital ratio	12.91%	8.0%
Tier 1 Capital ratio	11.65%	4.0%
Leverage ratio	9.17%	4.0%
Company – Consolidated		
Total risk-based capital ratio	13.01%	8.0%
Tier 1 Capital ratio	11.75%	4.0%
Leverage ratio	9.24%	4.0%

The above ratios indicate that the capital position of the Company and the Bank are sound and that the Company is well positioned for future growth.

There are no commitments of capital resources known to management which would have a material impact on the Bank's capital position.

FAIR VALUE MEASUREMENT

Fair value measurements for assets and liabilities where there exists limited or no observable market data and therefore measurements are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability, and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment, and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the securities' credit rating, prepayment assumptions, and other factors such as credit loss assumptions. At December 31, 2010, the Company classified $76.9 million of investment securities available-for-sale subject to recurring fair value adjustments as Level 2. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets.

MARKET RISK

Market risk is the risk arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. Our primary market risk is interest rate risk.

The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of rate sensitive earning assets and rate sensitive liabilities. The relationship that compares rate sensitive earning assets to rate sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest-bearing liabilities are those that can be re-priced to current market rates within a relatively short time period. Management monitors the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments in order to manage this risk.

We have not experienced a high level of volatility in net interest income primarily because of the relatively large base of core deposits that do not re-price on a contractual basis. These deposit products include regular savings, interest-bearing transaction accounts and money market savings accounts. Balances for these accounts are reported based on historical re-pricing. However, the rates paid are typically not directly related to market interest rates, since management has some discretion in adjusting these rates as market rates change.

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

Following is an analysis of significant off-balance sheet financial instruments:

	December 31,	
	2010	**2009**
	($ in thousands)	
Commitments to extend credit	$ 49,477	$ 59,082
Standby letters of credit	5,154	5,712
Total	$ 54,631	$ 64,794

CONTRACTUAL OBLIGATIONS

We have various contractual obligations that we must fund as part of our normal operations. The following table shows aggregate information about our contractual obligations, including interest, and the periods in which payments are due. The amounts and time periods are measured from December 31, 2010, based upon rates in effect at December 31, 2010.

	Payments Due by Period ($ in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Time Deposits	$244,586	$149,716	$ 82,629	$ 12,144	$ 97
Long-Term Debt	27,154	957	26,197	-	-
Data Processing Obligations	3,261	712	1,423	1,126	-
Operating Lease Obligations	703	297	378	14	14
Service Contract Obligations	400	287	113	-	-
Total	$276,104	$151,969	$110,740	$ 13,284	$ 111

FINANCIAL STATEMENTS
For the Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm....................... 21

Consolidated Statements of Financial Condition.................................... 22

Consolidated Statements of Income... 23

Consolidated Statements of Comprehensive Income............................... 23

Consolidated Statements of Shareholders' Equity.................................... 24

Consolidated Statements of Cash Flows.. 25

Notes to Consolidated Financial Statements 26-47

GEORGIA ★ CAROLINA
Bancshares, Inc.



Report of Independent Registered Public Accounting Firm

The Board of Directors
Georgia-Carolina Bancshares, Inc.
Augusta, Georgia

We have audited the accompanying consolidated statements of financial condition of Georgia-Carolina Bancshares, Inc and subsidiary (the "Company") as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended December 31, 2010. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Carolina Bancshares, Inc. and subsidiary as of December 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Augusta, Georgia
March 29, 2011

GEORGIA ★ CAROLINA
Bancshares, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

For the Years Ended December 31, 2010 and 2009

($ in thousands, except per share amounts)

ASSETS	2010	2009
Cash and due from banks	$ 31,696	$ 13,055
Federal funds sold	-	3,175
Securities available-for-sale	76,904	44,461
Loans, net of allowance for loan losses of $7,866 and $5,072, respectively	308,943	331,777
Loans held for sale	46,570	58,135
Bank premises and equipment	9,271	9,654
Accrued interest receivable	1,697	1,851
Foreclosed real estate, net of allowance	2,751	4,466
Deferred tax asset, net	2,475	1,018
Federal Home Loan Bank stock	2,527	2,828
Bank-owned life insurance	9,210	8,812
Other assets	3,267	4,781
Total assets	**$495,311**	**$484,013**

LIABILITIES AND SHAREHOLDERS' EQUITY	2010	2009
Liabilities		
Deposits		
Non-interest bearing	$ 41,602	$ 41,787
Interest-bearing:		
NOW accounts	38,668	36,395
Savings	53,880	51,424
Money market accounts	36,013	19,232
Time deposits of $100,000 or more	171,843	179,123
Other time deposits	72,743	77,279
Total deposits	414,749	405,240
Federal Home Loan Bank borrowings	-	3,600
Repurchase agreements	3,467	3,697
Long-term debt	25,000	25,000
Other borrowings	3,625	-
Other liabilities	3,494	3,203
Total liabilities	450,335	440,740
Shareholders' equity		
Preferred stock, par value $.001; 1,000,000 shares authorized; none issued	-	-
Common stock, par value $.001; 9,000,000 shares authorized; 3,536,715 and 3,499,477 shares issued and outstanding, respectively	4	4
Additional paid-in capital	15,847	15,567
Retained earnings	28,889	27,355
Accumulated other comprehensive income	236	347
Total shareholders' equity	44,976	43,273
Total liabilities and shareholders' equity	**$495,311**	**$484,013**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2010 and 2009

($ in thousands, except per share amounts)

	2010	2009
Interest income		
Interest and fees on loans	$ 22,379	$ 22,260
Interest on taxable securities	1,620	1,925
Interest on nontaxable securities	369	412
Interest on Federal funds sold and cash in banks	41	7
Total interest income	24,409	24,604
Interest expense		
Interest on time deposits of $100,000 or more	3,578	5,415
Interest on other deposits	2,759	3,330
Interest on funds purchased and other borrowings	953	977
Total interest expense	7,290	9,722
Net interest income	17,119	14,882
Provision for loan losses	8,355	3,082
Net interest income after provision for loan losses	8,764	11,800
Non-interest income		
Service charges on deposits	1,476	1,496
Gain on sale of mortgage loans	10,780	9,735
Other income	990	2,926
Total non-interest income	13,246	14,157
Non-interest expense		
Salaries and employee benefits	12,511	12,776
Occupancy expenses	1,650	1,657
Other expenses	6,382	6,469
Total non-interest expense	20,543	20,902
Income before income taxes	1,467	5,055
Income tax expense (benefit)	(66)	1,303
Net income	**$ 1,533**	**$ 3,752**
Earnings per common share		
Basic	**$ 0.44**	**$ 1.08**
Diluted	**$ 0.44**	**$ 1.07**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2010 and 2009

($ in thousands)

	2010	2009
Net income	$ 1,533	$ 3,752
Other comprehensive income (loss):		
Unrealized holding gain (loss) arising during the period	(139)	217
Reclassification for gain (loss) included in net income	(35)	-
Tax effect	63	(78)
Total other comprehensive income (loss)	(111)	139
Comprehensive income	**$ 1,422**	**$ 3,891**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2010 and 2009

($ in thousands)

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2009	3,456,816	$ 4	$ 15,268	$ 23,604	$ 208	$ 39,084
Net income	-	-	-	3,752	-	3,752
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	139	139
Proceeds from exercise of stock options	21,103	-	52	-	-	52
Stock-based compensation expense	-	-	80	-	-	80
Issuance of stock for compensation	21,558	-	167	(1)	-	166
Balance at December 31, 2009	3,499,477	4	15,567	27,355	347	43,273
Net income	-	-	-	1,533	-	1,533
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	(111)	(111)
Disqualifying disposition, net tax effect	-	-	9	-	-	9
Proceeds from exercise of stock options	11,954	-	15	-	-	15
Stock-based compensation expense	-	-	83	-	-	83
Issuance of stock for compensation	25,284	-	173	1	-	174
Balance at December 31, 2010	3,536,715	$ 4	$ 15,847	$ 28,889	$ 236	$ 44,976

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2010 and 2009

($ in thousands)

	2010	2009
Cash flows from operating activities		
Net income	$ 1,533	$ 3,752
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	658	677
Provision for loan losses	8,355	3,082
(Gains) losses on sales of foreclosed real estate	72	(1,764)
Losses on sales of premises and equipment	3	-
Gain on sales of securities	(19)	-
Increase in cash value of bank-owned life insurance	(398)	(410)
Stock-based compensation expense	83	80
Stock compensation	173	166
Deferred income tax	(1,394)	(245)
Gain on loans held for sale	(10,780)	(9,735)
Proceeds from sale of loans held for sale	560,651	619,768
Originations of loans held for sale	(538,306)	(639,766)
(Increase) decrease in accrued interest receivable	154	83
Increase (decrease) in accrued interest payable	(235)	(721)
(Increase) decrease in other assets	1,410	(2,702)
Increase in other liabilities	535	316
Net cash provided by (used in) operating activities	22,495	(27,419)
Cash flows from investing activities		
(Increase) decrease in Federal funds sold	3,175	(3,175)
Loan originations and collections, net	13,053	(9,187)
Purchases of available-for-sale securities	(62,634)	(16,183)
Proceeds from maturities, sales, and calls of available-for-sale securities	30,036	29,533
Net (increase) decrease of FHLB stock	301	(627)
Proceeds from sale of foreclosed real estate	3,069	10,852
Net additions to premises and equipment	(173)	(145)
Net cash provided by (used in) investing activities	(13,173)	11,068
Cash flows from financing activities		
Increase (decrease) in deposits	9,509	28,231
Increase (decrease) in FHLB borrowings	-	(2,400)
Increase (decrease) in repurchase agreements and other borrowings	(205)	(6,431)
Proceeds from stock options exercised	15	52
Net cash provided by financing activities	9,319	19,452
Net increase in cash and due from banks	18,641	3,101
Cash and due from banks at beginning of the year	13,055	9,954
Cash and due from banks at end of the year	**$ 31,696**	**$ 13,055**

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Georgia-Carolina Bancshares, Inc. (the "Company") is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, First Bank of Georgia (the "Bank"). The Bank is engaged in community banking activities through its locations in Thomson and Augusta, Georgia and the surrounding area. Most of the Bank's loans and loan commitments have been made to customers in the Columbia, Richmond, and McDuffie County, Georgia areas. Many of the Bank's loan customers are also depositors of the Bank. The Bank has established a mortgage division that operates as First Bank Mortgage. This division currently has locations in the Augusta and Savannah, Georgia areas and in Jacksonville, Florida. The division originates residential real estate mortgage loans and provides financing to residential construction and development companies. Substantially all residential mortgage loans originated by the division are sold in the secondary market. The Bank is also the parent company of Willhaven Holdings, LLC, which holds certain other real estate of the Bank.

The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.

Significant accounting policies

Basis of presentation: The consolidated financial statements include the accounts of the Company and the Bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially in the near term.

Significant concentrations of credit risk: A substantial portion of the Bank's loan portfolio is with customers in the Thomson and Augusta, Georgia market areas. The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around these areas.

Significant concentrations of deposit risk: On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act into law, which, in part, permanently raises the current standard maximum deposit insurance amount (SMDIA) to $250,000. On November 9, 2010, the FDIC issued a Final Rule implementing section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. During the year, the Company from time to time may have had amounts on deposit in excess of the insured limits.

Cash and due from banks: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in the process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia and Alabama. Balances generally exceed insured amounts.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment securities: The Bank's investments in securities are classified and accounted for as follows:

Securities available-for-sale – Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.

The Bank has not classified any securities as held-to-maturity or trading.

Realized gains and losses on the sale of securities are determined using the specific-identification method on a trade date basis. Dividends and interest income are recognized when earned. A decline in fair value of individual available-for-sale securities below cost that is deemed other than temporary, results in write-downs of individual securities to their fair value.

The amortization or premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities.

Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank Stock – Federal Home Loan Bank Stock consists of the cost of the Company's investment in the stock of Federal Home Loan Bank. The stock has no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2010 and 2009, the Company's investment in Federal Home Loan Bank stock was $2,527,000 and $2,828,000, respectfully. Dividends received on this stock are included in other non-interest income.

Loans and interest income: Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest, except for unearned interest on discounted loans that is recognized as income over the term of the loan using a method that approximates a level yield.

Loans originated and intended for sale in the secondary market are stated at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Interest rate risk is minimal as rates on loans originated and intended for sale are locked with the investor and the loans are held in the portfolio only temporarily until funding from the investor is completed. The Bank also manages credit risk by having loans greater than $650,000 pre-approved by the secondary market investors, while all other loans are approved internally.

Loan commitments, whose underlying mortgage loans at origination will be held for sale upon funding of the loan, are derivative instruments as defined by ASC 815-10, *"Derivatives and Hedging."* Loan commitments are recognized on the consolidated balance sheet in other assets and other liabilities at fair value, with changes in their fair values recognized in current period earnings. At the inception of a loan commitment, the Bank generally will simultaneously enter into a best efforts forward loan sale commitment to protect the Bank from losses on sales of the loans underlying the loan commitment by securing the ultimate sale price and delivery date of the loan.

Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.

The accrual of interest on impaired loans is discontinued when, in management's judgment, the borrower may be unable to meet payments as due. Impairment on loans is measured using either the discounted expected cash flow method or value of collateral method. A loan is impaired when, based on current information and events, it is probable that the Bank will

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairments on loans are charged to the allowance for loan losses. Management of the Bank evaluates the borrower's ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.

Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off and then as interest income.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan. Loan origination fees and direct loan origination costs on loans held for sale are deferred and recognized at the time the loan is sold.

Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses inherent in the loan portfolio. The evaluation of the adequacy of the allowance takes into consideration collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan, or fair value of the property, less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Foreclosed real estate is reported at fair market value. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Expenses to maintain such assets and subsequent changes in the valuation allowance are included in other noninterest expenses, while gains and losses on disposal are included in noninterest income.

Bank premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation, and computed by straight-line and declining balance methods over the estimated useful lives of the assets, which range from three to thirty-nine years.

Financial instruments: In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable.

Bank-owned life insurance (BOLI): In order to insure the lives of its key officers, the Bank has acquired a bank-owned life insurance policy. BOLI is recorded at its cash surrender value, net of surrender charges and/or early termination charges, in accordance with ASC 325-30, "*Investments in Insurance Contracts.*" The change in cash value is recorded as other income/expense.

Income taxes: Provisions for income taxes are based on amounts reported in the statements of income after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In accordance with ASC 740-10, "*Income Taxes,*" it is the Company's policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes and to disclose the recognized interest and penalties, if material.

Earnings per share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with ASC 260-10, "*Earnings Per Share.*" This Statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential future issuances of common stock. The Company's outstanding stock options are the primary component of the Company's diluted earnings per share.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments: The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.

Cash and due from banks, Federal funds sold, and interest-bearing deposits in banks – Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.

Available-for-sale securities – Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.

Loans and loans held for sale – Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality. For loan commitments, the Bank utilizes prevailing interest rates being offered on similar loans to estimate the fair value of the commitment.

Deposit liabilities, other borrowings, and repurchase agreements – Due to the short-term nature of demand and savings accounts and repurchase agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates of deposits.

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments is equal to the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a material distinguishable fair value, and no fair value has been assigned to these instruments.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are components of comprehensive income.

Stock-based compensation: The Company uses the fair value recognition provisions of ASC 718-10, "*Compensation-Stock Compensation*," to account for compensation costs under its stock option plans. In adopting ASC 718-10, the Company elected to use the modified prospective method to account for the transition from the previously utilized intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. See Note 10 for additional information regarding the Company's stock-based compensation plans.

Recently issued accounting standards

In December 2010, the FASB issued Accounting Standards Update (ASU) 2010-29, which updates ASC 805-10, "*Business Combinations*." The Business Combinations topic of the ASC was amended to specify that if a public entity presents comparative consolidated financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also requires that the supplemental pro forma disclosures include a description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This amendment is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2011, although early adoption is permitted. The Company does not expect the amendment to have any impact on the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In December 2010, the FASB issued Accounting Standards Update (ASU) 2010-28, which updates ASC 350-20, *"Intangibles – Goodwill and Other."* The Intangibles topic of the ASC was amended to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings upon adoption. Impairments occurring subsequent to adoption should be included in earnings. The amendment is effective for the Company beginning January 1, 2011. Early adoption is not permitted. The Company does not expect the amendment to have any impact on the consolidated financial statements.

In August 2010, two updates were issued to amend various SEC rules and schedules: Release No. 33-9026, Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies, and the issuance of SEC Staff Accounting Bulletin 112. The amendments related primarily to business combinations and removed references to "minority interest" and added references to "controlling" and "noncontrolling interests". The updates were effective upon issuance but had no impact on the Company's consolidated financial statements.

In July 2010, the FASB issued Accounting Standards Update (ASU) 2010-20, *"Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,"* which updates ASC 310-10, *"Receivables."* The update amended the Receivables topic of the ASC to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments will require the allowance disclosures to be provided on a disaggregated basis. The Company is required to begin to comply with the disclosures in its consolidated financial statements for the year ended December 31, 2010. The new disclosure are effective for the Company for the current year and have been reflected in Note 4.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, *"Improving Disclosure about Fair Value Measurements,"* which updates ASC 820-10, *"Fair Value Measurements and Disclosures."* The update amended fair value guidance to require disclosures for significant amounts transferred in and out of Levels 1 and 2 and the reasons for such transfers and to require that gross amounts of purchases, sales, issuances and settlements be provided in the Level 3 reconciliation. Disaggregation of classes of assets and liabilities is also required. The new disclosures are effective for the Company for the current year and have been reflected in Note 15.

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, *"Measuring Liabilities at Fair Value,"* which updates ASC 820-10, *"Fair Value Measurements and Disclosures."* ASU 2009-05 clarifies that the fair value of a liability can be measured relative to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability. ASU 2009-05 was effective beginning October 1, 2009. The adoption of ASU 2009-05 did not have a material impact on the Company's financial condition, results of operations, or liquidity.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies, but not specifically addressed in this report, are not expected to have a material impact on the Company's financial condition, results of operations, or liquidity.

NOTE 2 - CASH AND DUE FROM BANKS

Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in Cash and due from banks. As of December 31, 2010, interest-bearing cash on deposit with correspondent banks totaled $3.3 million compared to $2.1 million as of December 31, 2009. Interest-bearing cash on deposit in the Federal Reserve was $22.2 million as of December 31, 2010 compared to $0 as of December 31, 2009. Funds required to be on reserve with the Federal Reserve totaled $0 and $78,000 as of December 31, 2010 and 2009, respectively.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value amounts of securities owned as of December 31, 2010 and 2009 are shown below:

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Securities available-for-sale:				
U.S. Government and agency	$ 28,265	$ 61	$ (97)	$ 28,229
Mortgage-backed	39,167	715	(282)	39,600
State and municipal	9,103	127	(155)	9,075
Total	$ 76,535	$ 903	$ (534)	$ 76,904

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Securities available-for-sale:				
U.S. Government and agency	$ 10,501	$ 151	$ -	$ 10,652
Mortgage-backed	23,446	680	(222)	23,904
Corporate obligations	195	-	(73)	122
State and municipal	9,776	134	(127)	9,783
Total	$ 43,918	$ 965	$ (422)	$ 44,461

The amortized cost and fair value of securities as of December 31, 2010 by contractual maturity are as follows. Actual maturities may differ from contractual maturities in mortgage-backed securities, as the mortgages underlying the securities may be called or prepaid without penalty; therefore, these securities are not included in the maturity categories in the following maturity summary.

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
	($ in thousands)	
Less than one year	$ -	$ -
One to five years	3,459	3,482
Five to ten years	14,871	14,766
Over ten years	19,038	19,056
Mortgage-backed securities	39,167	39,600
Total	$ 76,535	$ 76,904

Securities with a carrying amount of approximately $65.5 million at December 31, 2010 and $40.3 million at December 31, 2009 were pledged to secure public deposits and for other purposes.

In 2010 the Bank sold $2.4 million in securities available-for-sale, realizing a loss of $19,000. There were no material gross realized gains or gross realized losses on sales of securities during 2009.

Information pertaining to securities with gross unrealized losses at December 31, 2010 and December 31, 2009, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

NOTE 3 - INVESTMENT SECURITIES (CONTINUED)

	2010					
	Less than Twelve Months			Over Twelve Months		
	Gross Unrealized Losses	Fair Value	Number of Securities	Gross Unrealized Losses	Fair Value	Number of Securities
	($ in thousands)					
Securities available-for-sale:						
U.S. agency	$ (97)	$ 10,947	7	$ -	$ -	-
State and municipal	(35)	796	2	(120)	672	1
Corporate obligations	-	-	-	-	-	-
Mortgage-backed	(265)	13,013	10	(17)	935	4
Total	$ (397)	$ 24,756	19	$ (137)	$ 1,607	5

	2009					
	Gross Unrealized Losses	Fair Value	Number of Securities	Gross Unrealized Losses	Fair Value	Number of Securities
Securities available-for-sale:						
U.S. agency	$ -	$ -	-	$ -	$ -	-
State and municipal	(1)	197	1	(126)	1,426	3
Corporate obligations	-	-	-	(73)	122	1
Mortgage-backed	(170)	7,019	6	(52)	763	2
Total	$ (171)	$ 7,216	7	$ (251)	$ 2,311	6

Management evaluates securities for other-than-temporary impairment on a periodic basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuers, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The gross unrealized losses are primarily the result of changes in market interest rates and not related to the credit quality of the underlying issuer. As the Bank has the ability to hold the securities for the foreseeable future, no declines are deemed to be other than temporary.

Included in "Other assets" is an investment of approximately $499,000, net of amortization, in a real estate rehabilitation project located in Georgia that will provide the Bank with state tax credits for approximately the next five years.

NOTE 4 - LOANS

The composition of loans for the years ended December 31, 2010 and 2009 is summarized as follows:

	2010	2009
	($ in thousands)	
Commercial and industrial	$ 20,298	$ 22,906
Real estate – construction	86,418	107,429
Real estate – residential	61,194	66,050
Real estate – commercial	142,351	133,140
Consumer	6,606	7,468
Total loans receivable	316,867	336,993
Deferred loan fees	(58)	(144)
Total loans	316,809	336,849
Allowance for loan losses	(7,866)	(5,072)
Loans, net of allowance for loan losses	$ 308,943	$ 331,777

The Company categorizes loans into risk grades based on relevant information about the ability of borrowers to service their debt such as: future repayment ability, financial condition, collateral, administration, management ability of borrower, and history and character of borrower. Grades are assigned at loan origination and may be changed due to the result of a loan review or at the discretion of management. The Company uses the following definitions for risk grades:

NOTE 4 - LOANS (CONTINUED)

Grade 1: Loans classified as Grade 1 are considered the highest quality with borrowers of unquestionable financial strength. Financial standing of the individual is known and borrower exhibits superior liquidity, net worth, cash flow and leverage.

Grade 2: Loans classified as Grade 2 are considered above average quality and have minimal risk. The borrower has stable and reliable cash flow and above average liquidity.

Grade 3: Loans classified as Grade 3 are considered average quality. The borrower has reliable cash flow and alternate sources of repayment which may require the sale of assets. Financial position has been leveraged to a modest degree, however, the borrower has a relatively strong net worth considering income and debt.

Grade 4: Loans classified as Grade 4 are considered below average quality. The borrower's sources of income or cash flow have become unstable or may possibly decline given current business or economic conditions. The borrower may also have a highly leveraged financial position or limited capital.

Grade 5: Loans classified as Grade 5 are considered to be special mention assets. These loans have potential weaknesses which may inadequately protect the Bank's position at some future date. The borrower exhibits some degree of weakness in financial condition that may manifest itself in a reduction of net worth or liquidity. Infrequent delinquencies may occur.

Grade 6: Loans classified as Grade 6 are considered to be substandard. These loans have well defined weaknesses in the primary repayment source and undue reliance is placed on secondary repayment sources such as collateral or guarantors. No loss is currently expected, however there is a distinct possibility that the Bank will sustain some future loss if the credit weaknesses are not corrected. Net worth, repayment ability, management and collateral protection all exhibit weakness.

As of December 31, 2010 and 2009 the risk grades of loans by loan type are as follows:

Credit Risk Profile by Risk Grade Category:

	As of December 31, 2010					
	Commercial & Industrial	Real Estate Construction	Real Estate Residential	Real Estate Commercial	Consumer	Total Loans Receivable
	($ in thousands)					
Grade 1	$ 251	$ -	$ -	$ -	$ 794	$ 1,045
Grade 2	133	-	235	1,059	100	1,527
Grade 3	15,939	14,879	48,901	86,109	5,370	171,198
Grade 4	3,338	62,594	7,801	44,126	99	117,958
Grade 5	-	4,375	568	2,862	-	7,805
Grade 6	637	4,348	3,666	8,195	125	16,971
In process	-	222	23	-	118	363
Total loans receivable	$ 20,298	$ 86,418	$ 61,194	$ 142,351	$ 6,606	$ 316,867

	As of December 31, 2009					
	Commercial & Industrial	Real Estate Construction	Real Estate Residential	Real Estate Commercial	Consumer	Total Loans Receivable
	($ in thousands)					
Grade 1	$ 217	$ -	$ -	$ -	$ 183	$ 400
Grade 2	-	-	486	150	109	745
Grade 3	17,037	10,686	59,359	116,711	6,698	210,491
Grade 4	4,449	88,099	2,854	7,783	76	103,261
Grade 5	664	1,342	823	1,683	23	4,535
Grade 6	583	7,594	2,300	6,813	165	17,455
In process	(44)	(292)	228	-	214	106
Total loans receivable	$ 22,906	$ 107,429	$ 66,050	$ 133,140	$ 7,468	$ 336,993

NOTE 4 - LOANS (CONTINUED)

Allowance for Loan Losses and Recorded Investment in Loans Receivable For the Year Ended December 31, 2010

	Commercial & Industrial	Real Estate Construction	Real Estate Residential	Real Estate Commercial	Consumer	Unallocated	Total
	($ in thousands)						
Allowance for loan losses:							
Beginning balance	$ 259	$ 2,364	$ 827	$ 1,319	$ 176	$ 127	$ 5,072
Charge-offs	(139)	(3,663)	(980)	(850)	(147)	-	(5,779)
Recoveries	63	16	13	22	104	-	218
Provisions	44	5,191	1,210	1,126	118	666	8,355
Ending Balance	$ 227	$ 3,908	$ 1,070	$ 1,617	$ 251	$ 793	$ 7,866
Ending Balances:							
Individually evaluated for impairment	$ 30	$ 160	$ 271	$ 149	$ 73	$ -	$ 683
Collectively evaluated for impairment	$ 197	$ 3,748	$ 799	$ 1,468	$ 178	$ 793	$ 7,183
Loans receivable:							
Ending balance – total	$ 20,298	$ 86,418	$ 61,194	$ 142,351	$ 6,606	$ -	$ 316,867
Ending balances:							
Individually evaluated for impairment	$ 627	$ 4,347	$ 3,185	$ 8,146	$ 122	$ -	$ 16,427
Collectively evaluated for impairment	$ 19,671	$ 82,071	$ 58,009	$ 134,205	$ 6,484	$ -	$ 300,440

In 2009 the allowance for loan losses increased from a beginning balance of $4,284,000 to an ending balance as of December 31, 2009 of $5,072,000. The changes in allowance for loan losses in 2009 were a provision of $3,082,000, recoveries of $48,000 and charge-offs of $2,342,000.

Impaired Loans For the Year Ended December 31, 2010

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	($ in thousands)				
With no related allowance recorded:					
Commercial and industrial	$ 597	$ 608	$ -	$ 481	$ 30
Real estate–construction	3,705	7,330	-	7,341	97
Real estate–residential	2,466	2,628	-	2,677	81
Real estate–commercial	7,680	8,530	-	8,534	498
Consumer	49	68	-	77	2
Total	$ 14,497	$ 19,164	$ -	$ 19,110	$ 708
With an allowance recorded:					
Commercial and industrial	$ 30	$ 30	$ 30	$ 36	2
Real estate–construction	642	703	160	703	27
Real estate–residential	719	719	271	642	37
Real estate–commercial	466	466	149	473	32
Consumer	73	73	73	77	6
Total	$ 1,930	$ 1,991	$ 683	$ 1,931	$ 104
Total:					
Commercial and industrial	$ 627	$ 638	$ 30	$ 517	32
Real estate–construction	4,347	8,033	160	8,044	124
Real estate–residential	3,185	3,347	271	3,319	118
Real estate–commercial	8,146	8,996	149	9,007	530
Consumer	122	141	73	154	8
Total	$ 16,427	$ 21,155	$ 683	$ 21,041	$ 812

At December 31, 2009 impaired loans totaled approximately $18,894,000 and the allowance for loan losses specifically reserved for these impaired loans totaled approximately $1,047,000. There were approximately $13,444,000 in impaired loans that did not require a specific reserve in the allowance for loan losses at December 31, 2009. The average recorded investment in impaired loans was approximately $20,352,000 at December 31, 2009. Interest income, on an accrual basis, recognized on loans while they were impaired totaled approximately $879,000 as of December 31, 2009.

NOTE 4 - LOANS (CONTINUED)

Age Analysis of Past Due Loans Receivable As of December, 31, 2010

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current and not Past Due	Total Loans Receivable	Recorded Investment > 90 Days & Accruing
	($ in thousands)						
Commercial and industrial	$ 152	$ 30	$ 9	$ 191	$ 20,107	$ 20,298	$ -
Real estate–construction	675	943	3,618	5,236	81,182	86,418	-
Real estate–residential	1,177	740	691	2,608	58,586	61,194	-
Real estate–commercial	55	217	90	362	141,989	142,351	-
Consumer	16	38	50	104	6,502	6,606	-
Total	$ 2,075	$ 1,968	$ 4,458	$ 8,501	$ 308,366	$ 316,867	$ -

Loans Receivable on Nonaccrual Status As of December 31, 2010 and 2009

	2010	2009
	($ in thousands)	
Commercial and industrial	$ 34	$ 37
Real estate–construction	3,753	3,228
Real estate–residential	1,979	2,464
Real estate–commercial	408	368
Consumer	83	93
Total	$ 6,257	$ 6,190

Troubled Debt Restructurings As of December 31, 2010

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
		($ in thousands)	
Commercial and industrial	1	$ 546	$ 546
Real estate–construction	3	1,569	1,569
Real estate–residential	2	1,190	1,190
Real estate–commercial	9	5,945	5,945
Total	15	$ 9,250	$ 9,250

At December 31, 2010, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $12,474,000. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for the years ended December 31, 2010 and 2009:

	2010	2009
	($ in thousands)	
Balance at beginning of the year	$ 13,820	$ 14,086
Advances	3,967	8,136
Repayments	(5,313)	(8,402)
Balance at end of the year	$ 12,474	$ 13,820

NOTE 5 - FORECLOSED REAL ESTATE

A summary of foreclosed real estate for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
	($ in thousands)	
Carrying amount of property	$ 2,751	$ 4,466
Less: valuation allowance	-	-
Balance at end of the year	$ 2,751	$ 4,466

There was no provision charged to income for each of the years presented.

NOTE 6 - BANK PREMISES AND EQUIPMENT

Bank premises and equipment consist of the following for the years ended December 31, 2010 and 2009:

	2010	2009
	($ in thousands)	
Land and improvements	$ 3,804	$ 3,844
Building and improvements	6,384	6,331
Equipment, furniture and fixtures	4,558	4,682
	14,746	14,857
Less: accumulated depreciation	(5,475)	(5,203)
Premises and equipment, net	$ 9,271	$ 9,654

Depreciation expense for the years ended December 31, 2010 and 2009 was approximately $553,000 and $572,000, respectively.

NOTE 7 - DEPOSITS

At December 31, 2010 and 2009, the scheduled maturities of time deposit liabilities were as follows:

	2010	2009
	($ in thousands)	
One year or less	$ 149,716	$ 178,185
Over one year through three years	82,629	76,829
Over three years	12,241	1,388
Balance at end of the year	$ 244,586	$ 256,402

To manage the Bank's funding capabilities, the Bank may also enter into repurchase agreements with customers and may obtain short-term funding from other institutions. Repurchase agreements with customers are generally secured by investment securities owned by the Bank and are established at prevailing market rates. Short-term funding from other institutions is generally overnight or 30-day funding at current market rates. Total repurchase agreements were approximately $3.5 million and $3.7 million at December 31, 2010 and 2009, respectively.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

As of December 31, 2010 and 2009, the Bank had credit availability, or potential borrowing capacity, of 25% of total assets, subject to the Bank's financial condition and collateral balances with the FHLB. One of the advance products utilized in 2010 was the "Loans Held for Sale" (LHFS) program. The line is collateralized by the Bank's mortgage loans held for sale. Advances under this line are due 90 days from the date of the advance. As of December 31, 2010 and 2009, the Bank did not have a balance outstanding under the LHFS program. As of December 31, 2010, the Bank had $27.1 million in loans held for sale pledged as collateral under this line. The Bank also maintains a line of credit with the FHLB which is secured by 1-4 family and commercial real estate loans held in the Bank's loan portfolio. As of December 31, 2010 the Bank did not have a balance outstanding and had $3.6 million outstanding as of December 31, 2009 on the 1-4 family line of credit. The weighted average interest rate on the outstanding balance for this line was 0.36% as of December 31, 2009. In 2007, a long-term convertible advance was established. At December 31, 2010, the outstanding balance on this advance was $10.0 million with a weighted average interest rate of 3.83%. This advance matures December 2012 and was callable until December 2010. An additional but similar long-term convertible advance was established during 2008. At December 31, 2010, the

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES (CONTINUED)

outstanding balance on this advance was $15.0 million with a weighted average interest rate of 3.33%. This advance matures May 2013 and was callable until May 2010. At December 31, 2010, the Bank had $33.7 million in loans pledged as collateral under this line.

NOTE 9 - LINE OF CREDIT

The Company's line of credit issued in June 2009 with its correspondent bank, First National Bankers Bank, which provided the Company the ability to draw a principal sum of $1.0 million in periodic advances, matured on June 5, 2010. The Company did not renew the line of credit. The outstanding principal balance at December 31, 2009 was $0.

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) salary-deferred plan covering substantially all employees. At the discretion of the Bank's Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees. Matching amounts are funded by the Bank as accrued. Total deferred and matching amounts are limited to amounts that can be deducted for Federal income tax purposes. The Bank's matching contributions were approximately $195,000 and $171,000, respectively, for each of the years in the two year period ended December 31, 2010.

The Bank has a Nonqualified Executive Deferred Compensation Plan ("EDCP") covering a select group of key employees and senior management. The EDCP allows participating employees to elect each year to defer compensation into a participant account. At its discretion, the Bank may also elect to make discretionary contributions to the participant account. For the two year period ended December 31, 2010, the EDCP expense, including employee deferrals and contributions made by the Bank, totaled $30,000 and $23,000, respectively. The accrued liability related to the EDCP was approximately $63,000 and $33,000 at December 31, 2010 and 2009, respectively.

The Bank also has a Supplemental Executive Retirement Plan ("SERP") for the benefit of certain key officers. The SERP provides selected employees who satisfy specific eligibility requirements with supplemental benefits upon retirement, termination of employment, death, disability or a change of control of the Bank, in certain prescribed circumstances. The Bank recorded expense totaling $226,000 and $203,000, respectively, for each of the years in the two year period ended December 31, 2010. The accrued liability related to the SERP was approximately $615,000 and $389,000 as of December 31, 2010 and 2009, respectively.

NOTE 11 - SHAREHOLDERS' EQUITY AND REGULATORY REQUIREMENTS

The primary source of funds available to the Company is the payment of dividends by its subsidiary bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can trigger certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2010, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 11 - SHAREHOLDERS' EQUITY AND REGULATORY REQUIREMENTS (CONTINUED)

The Bank's actual capital amounts (in thousands) and ratios as of December 31, 2010 and 2009 are presented in the following tables:

	Actual		Required for Capital Adequacy Purposes		Required to Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010:						
Total capital (to risk weighted assets)						
Bank	$ 49,175	12.91%	$ 30,472	8.0%	$ 38,090	10.0%
Consolidated	$ 49,539	13.01%	$ 30,472	8.0%	$ 38,090	10.0%
Tier 1 capital (to risk weighted assets)						
Bank	$ 44,376	11.65%	$ 15,236	4.0%	$ 22,854	6.0%
Consolidated	$ 44,739	11.75%	$ 15,236	4.0%	$ 22,854	6.0%
Tier 1 leverage (to average assets)						
Bank	$ 44,376	9.17%	$ 19,365	4.0%	$ 24,207	5.0%
Consolidated	$ 44,739	9.24%	$ 19,368	4.0%	$ 24,210	5.0%

	Actual		Required for Capital Adequacy Purposes		Required to Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total capital (to risk weighted assets)						
Bank	$ 47,782	11.69%	$ 32,698	8.0%	$ 40,872	10.0%
Consolidated	$ 47,997	11.74%	$ 32,698	8.0%	$ 40,872	10.0%
Tier 1 capital (to risk weighted assets)						
Bank	$ 42,710	10.45%	$ 16,349	4.0%	$ 24,523	6.0%
Consolidated	$ 42,926	10.50%	$ 16,349	4.0%	$ 24,523	6.0%
Tier 1 leverage (to average assets)						
Bank	$ 42,710	8.91%	$ 19,164	4.0%	$ 23,955	5.0%
Consolidated	$ 42,926	8.96%	$ 19,164	4.0%	$ 23,956	5.0%

During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") for eligible directors, officers, and key employees of the Company and the Bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. Fair market value is defined to mean the average closing price for the ten business days prior to the date of board approval and grant. The maximum number of shares reserved and available for issuance under the 1997 Plan is 345,000 shares, as adjusted for the Company's stock splits and stock dividends.

During early 2005, the Company adopted the 2004 Incentive Plan (the "2004 Plan") for eligible directors, officers, and key employees of the Company and the Bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. Fair market value is defined to mean the average closing price for the ten business days prior to the date of board approval and grant. The maximum number of shares reserved and available for issuance under the 2004 Plan is 330,125 shares, as adjusted for the Company's stock split in 2005.

The Plans provide for the grant of both incentive and nonqualified stock options to purchase the Company's common stock. The Stock Option Committee of the Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements, method of exercise and the number of shares covered by each option, subject to the approval of the Company's Board of Directors.

ASC 718-10, *"Compensation-Stock Compensation,"* requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense in the statement of earnings based on their fair values. The amount of compensation is measured at the fair value of the options when granted and this cost is expensed over the required service period, which is normally the vesting period of the options. The Company recorded compensation expense of approximately $83,000 and $80,000 in 2010 and 2009, respectively related to employee stock options.

NOTE 11 - SHAREHOLDERS' EQUITY AND REGULATORY REQUIREMENTS (CONTINUED)

The fair value for these options was estimated on the date of grant using a Black-Scholes option valuation model that used the following range of assumptions for each of the years presented:

	2010	2009
Expected volatility	74.8% - 74.8%	66.8% - 95.7%
Weighted-average volatility	74.82%	78.20%
Expected dividends	0%	0%
Expected term (in years)	7.0 – 7.0	7.0 - 7.0
Risk-free rate	3.66%	3.00%
Weighted-average grant date fair value	$ 4.98	$ 5.70
Total intrinsic value of options exercised	$ 79,936	$ 94,583

In addition, the model assumed that each option was exercised in the initial year of vesting.

For purposes of proforma disclosures, the estimated fair value of options is amortized to expense over the option's vesting period. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the model does not necessarily provide a reliable single measure of the fair value of options.

Vesting requirements are determined by the Board of Directors at the time options are granted and generally provide for vesting over a seven-year period. The plans provide that vesting periods may not exceed ten years.

A summary of the Company's stock option activity under the plans as of December 31, 2010 and 2009, and changes and related information for the years then ended, is presented below:

Options	Shares	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	273,888	$ 9.69		
Granted	36,318	7.00		
Exercised	(18,292)	(3.33)		
Forfeited or expired	(8,625)	(3.43)		
Outstanding at December 31, 2010	283,289	$ 9.94	4.50	$ 239,951
Exercisable at December 31, 2010	205,205	$ 10.33	3.15	$ 211,407
Outstanding at January 1, 2009	286,875	$ 9.18		
Granted	25,613	8.06		
Exercised	(27,700)	(3.79)		
Forfeited or expired	(10,900)	(7.43)		
Outstanding at December 31, 2009	273,888	$ 9.69	4.43	$ 267,086
Exercisable at December 31, 2009	217,894	$ 9.44	3.48	$ 265,265

In 2010 and 2009 the Company had net-settled option exercise transactions, in which a portion of the options exercised were withheld for payment of the entire exercise. The net options exercised were as follows:

	2010	2009
Gross options exercised	18,292	27,700
Options withheld as payment	6,338	6,597
Net options exercised	11,954	21,103

A summary of common stock issued through the exercise of employee stock options and director compensation are as follows:

	2010	2009
Net options exercised	11,954	21,103
Issuance of stock for compensation	25,284	21,558
Net issuance of common stock	37,238	42,661

NOTE 11 - SHAREHOLDERS' EQUITY AND REGULATORY REQUIREMENTS (CONTINUED)

At December 31, 2010, options both outstanding and exercisable under both plans have exercise prices that range from $3.33 per share to $20.41 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2010 was approximately 4.50 years or 54 months.

A summary of the status of the Company's nonvested shares as of December 31, 2010 and 2009, and changes during the years then ended, is presented below:

Nonvested Shares	Shares	Weighted Avg. Grant-Date Fair Value
Nonvested at January 1, 2010	55,994	$ 5.82
Granted	36,318	4.98
Vested	(14,228)	5.95
Forfeited	-	-
Nonvested at December 31, 2010	78,084	$ 5.41
Nonvested at January 1, 2009	49,581	$ 6.36
Granted	25,613	5.70
Vested	(15,200)	7.14
Forfeited	(4,000)	7.43
Nonvested at December 31, 2009	55,994	$ 5.82

As of December 31, 2010, there was $372,171 of total unrecognized compensation cost related to the Company's nonvested shares granted under the plans. This cost is expected to be recognized over a weighted-average period of 2.83 years. The total fair value of shares vested during the years ended December 31, 2010 and 2009, was $84,595 and $115,712, respectively.

As of December 31, 2010, the Company has issued shares of common stock to non-employee directors as compensation for services rendered under the Company's Directors' Equity Incentive Plan. The Company recorded $173,000 and $167,000 in stock compensation expense related to the issuance of these shares for the years ended December 31, 2010 and 2009, respectively. For shares issued as retainer stock, the shares are issued at fair value and the expense recognized was equal to the fair value of the shares on the date of grant. In addition, directors may choose to purchase stock under this plan in lieu of directors fees paid for meeting attendance. These shares are purchased at $2.00 below the fair value of the shares on the date of the grant. The Company records the expense related to the purchases at fair value of the shares on the date of the grant. At December 31, 2010 there were 54,539 shares authorized and unissued under the plan. The following table represents activity in the Directors' Equity Incentive Plan in 2010 and 2009:

	2010	2009
Beginning shares authorized and unissued	79,823	93,326
Shares issued	(25,284)	(13,503)
Ending shares authorized and unissued	54,539	79,823

Following is a reconciliation of the income amounts and common stock amounts utilized in computing the Company's earnings per share for each of the years ended December 31, 2010 and 2009:

	2010		
	Income (Numerator)	Shares (Denominator)	Per Share
	($ in thousands, except per share)		
Basic EPS - Income available to common stockholders	$ 1,533	3,519,408	$ 0.44
Effect of stock options outstanding	-	-	-
Diluted EPS - Income available to common stockholders, plus conversions	$ 1,533	3,519,408	$ 0.44
	2009		
Basic EPS - Income available to common stockholders	$ 3,752	3,484,309	$ 1.08
Effect of stock options outstanding	-	8,562	(0.01)
Diluted EPS - Income available to common stockholders, plus conversions	$ 3,752	3,492,871	$ 1.07

NOTE 11 - SHAREHOLDERS' EQUITY AND REGULATORY REQUIREMENTS (CONTINUED)

For the year ended December 31, 2010 there were 19,120 options that were antidilutive since the exercise price exceed the average market price for the year. These antidilutive common stock equivalents have been omitted from the calculation of diluted earnings per common share for 2010.

NOTE 12 - INCOME TAXES

Total income taxes in the statements of income for the years ended December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Current tax provision	$ 1,328	$ 1,548
Deferred tax expense (benefit)	(1,394)	(245)
Total income tax expense (benefit)	$ (66)	$ 1,303

The Bank's provision for income taxes differs from the amounts computed by applying the Federal and state income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	2010	2009
Federal statutory rates	34.0%	34.0%
State taxes, net of federal benefit	3.7	3.6
Tax-exempt income	(8.6)	(2.8)
Nondeductible interest	0.7	0.3
State tax credits	(17.1)	(2.6)
Bank-owned life insurance	(9.2)	(2.8)
Other	(8.0)	(3.9)
Total	(4.5)%	25.8%

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The Company has created a full valuation allowance for the amount of Georgia low-income housing tax credits. Due to expiration dates of the credits and the Company's projected income, it is more likely than not that the Company will not utilize the credits. Management has evaluated the effect of the guidance provided by U S Generally Accepted Accounting Principles on Accounting for Uncertainty in Income Taxes that became effective January 1, 2009. Management has evaluated all other tax positions that could have a significant effect on the consolidated financial statements and determined the Company had no uncertain income tax positions at December 31, 2010.

The primary components of deferred income taxes at December 31, 2010 and 2009 are as follows:

	2010	2009
	($ in thousands)	
Deferred tax assets		
Allowance for loan losses	$ 2,175	$ 1,285
Amortization of GA low-income housing tax credits	190	159
Executive compensation plans	258	151
Nonaccrual loan interest	48	33
Valuation adjustment of other real estate owned	406	-
State tax credits	356	-
Valuation allowance on GA low-income housing tax credits	(546)	(159)
Deferred income tax assets	2,887	1,469
Deferred tax liabilities		
Unrealized gain on securities available-for-sale	(133)	(195)
Qualified prepaids	(96)	(58)
Depreciation on bank premises and equipment	(183)	(198)
Deferred income tax liabilities	(412)	(451)
Net deferred income tax assets	$ 2,475	$ 1,018

NOTE 12 - INCOME TAXES (CONTINUED)

Realization of deferred tax assets is dependent on sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Bank may enter into off-balance-sheet financial instruments that are not reflected in the consolidated financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the consolidated financial statements.

Following is an analysis of significant off-balance-sheet financial instruments for the years ended December 31, 2010 and 2009:

	2010	2009
	($ in thousands)	
Commitments to extend credit	$ 49,477	$ 59,082
Standby letters of credit	5,154	5,712
Total	$ 54,631	$ 64,794

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank's credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The Company, as part of its retail mortgage loan production activities, routinely enters into short-term commitments to originate loans. Most of the loans will be sold to third parties upon closing. For those loans, the Company enters into best efforts individual forward sales commitments at the same time the commitments to originate are finalized. While the forward sales commitments function as an economic offset and effectively eliminate the Company's financial risk of rate changes during the rate lock period, both the commitment to originate mortgage loans that will be sold and the commitment to sell the mortgage loans are derivatives, the fair values of which are essentially equal and offsetting. The fair values are calculated based on changes in market interest rates after the commitment date. The notional amounts of these mortgage loan origination commitments and the related forward sales commitments were approximately $52.0 million each at December 31, 2010 compared to approximately $45.6 million each at December 31, 2009. The net unrealized gains/losses of the origination and sales commitments did not have a material effect on the consolidated financial statements of the Company at December 31, 2010 or December 31, 2009.

The Company has executed individual forward sales commitments related to retail mortgage loans, which are classified as loans held for sale. The forward sales commitments on retail mortgage loans function as an economic offset and mitigate the Company's market risk on these loans. The notional value of the forward sales commitments on retail mortgage loans at December 31, 2010 was approximately $44.8 million compared to approximately $65.8 million at December 31, 2009. The fair value of the sales commitments on retail mortgage loans resulted in no material gains or losses to the Company at December 31, 2010 or December 31, 2009.

The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, at December 31, 2010, there were no pending litigation matters in which the anticipated outcome would have a material adverse effect on the consolidated financial statements.

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Bank has various contractual obligations that we must fund as part of our normal operations. The following table shows aggregate information as of December 31, 2010 about our contractual obligations for data processing, operating leases and service contracts as well as the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ in thousands)				
Data processing obligations	3,261	712	1,423	1,126	-
Operating lease obligations	703	297	378	14	14
Service contract obligations	400	287	113	-	-
Total	$4,364	$1,296	$1,914	$1,140	$14

Rental expense of office premises and equipment was as follows:

	2010	2009
	($ in thousands)	
Office premises rental expense	$ 331	$ 284
Equipment rental expense	$ 14	$ 13

NOTE 14 - SUPPLEMENTAL CONSOLIDATED CASH FLOW INFORMATION

	2010	2009
	($ in thousands)	
Income taxes paid	$ 222	$ 1,630
Interest paid	$ 7,525	$ 10,443
Interest received	$ 24,563	$ 24,687
Real estate acquired by foreclosure (non-cash)	$ 1,426	$ 6,337
Unrealized gain/(loss) on securities (non-cash)	$ (174)	$ 217

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820-10, *"Fair Value Measurements and Disclosures."* This standard also requires fair value measurements to be separately disclosed by level within the fair value hierarchy.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability, and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment, and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

The estimated fair values of the Bank's financial instruments, for those instruments for which the Bank's management believes estimated fair value does not by nature approximate the instruments' carrying amount, are as follows at December 31, 2010 and 2009:

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	($ in millions)			
Loans and loans held for sale, net of allowance	$ 363.4	$ 400.5	$ 395.0	$ 435.5
Time deposits	$ 244.6	$ 246.8	$ 256.4	$ 259.7

Estimated fair value information of investment securities is presented in Note 3 to the consolidated financial statements.

Under ASC 820-10, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets or liabilities at December 31, 2010.

Level 2 – Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. At December 31, 2010, Level 2 securities include U.S. Government agency obligations, state and municipal bonds, corporate debt securities, mortgage-backed securities, and FHLB stock. Level 2 assets also include impaired loans and foreclosed assets as discussed below.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2010.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investment Securities Available-for-Sale

Investment securities available-for-sale, including FHLB stock, are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the securities' credit rating, prepayment assumptions, and other factors such as credit loss assumptions. At December 31, 2010 and 2009 the Company classified $76.9 million and $47.3 million, respectively, of investment securities available-for-sale, including FHLB stock, subject to recurring fair value adjustments as Level 2.

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2. There were no fair value adjustments related to the $46.6 million and $58.1 million of loans held for sale at December 31, 2010 and 2009, respectively.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once an individual loan is identified as impaired, management measures the impairment in accordance with ASC 310-10-35, "Receivables-Subsequent Measurements." The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with ASC 820-10, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loans as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. Impaired loans, classified as Level 2, totaled $16.4 million and $18.9 million at December 31, 2010 and 2009, respectively. Specific loan loss allowances for impaired loans totaled $683,000 and $1.0 million at December 31, 2010 and 2009, respectively.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed assets as nonrecurring Level 3. Foreclosed real estate, classified as Level 2, totaled $2.8 million and $4.5 million at December 31, 2010 and 2009, respectively.

Below is a table that presents information about certain assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2010, Using,			
Description	Assets/ Liabilities Measured at Fair Value 12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	($ in thousands)			
Available-for-sale securities	$ 76,904	$ -	$ 76,904	$ -

	Fair Value Measurements at December 31, 2009, Using,			
Description	Assets/ Liabilities Measured at Fair Value 12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	($ in thousands)			
Available-for-sale securities	$ 47,289	$ -	$ 47,289	$ -

NOTE 16 - BANK-OWNED LIFE INSURANCE (BOLI)

In September 2007, an $8.0 million bank-owned life insurance policy (BOLI) was acquired in order to insure the key officers of the Bank. Per ASC 325-30, *"Investments in Insurance Contracts,"* this policy is recorded at its cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2010, the BOLI cash surrender value was $9.2 million resulting in other income for 2010 of $398,000 and an annualized net yield of 4.43%.

NOTE 17 - OTHER EXPENSES

Other non-interest expenses for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	($ in thousands)	
Data processing	$ 987	$ 1,044
FDIC assessment	688	883
ORE expense/valuation adjustments	972	781
Legal and accounting	553	518
Printing and supplies	333	321
Advertising	221	237
Business development	158	151
Telecommunications	217	207
Outside services	234	349
Courier and postage	171	150
Software license fees	96	142
City and county taxes	170	129
Directors fees	207	219
Travel and employee meals & entertainment	175	165
Other	1,200	1,173
Total	$ 6,382	$ 6,469

NOTE 18 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income and related tax effects as of December 31, 2010 and 2009 are as follows:

	2010	2009
	($ in thousands)	
Unrealized holding gains/(losses) on available-for-sale securities	$ 369	$ 543
Tax effect	(133)	(196)
Net of tax amount	$ 236	$ 347

NOTE 19 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table represents summarized data for each of the quarters in 2010 and 2009:

	2010				2009			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
	($ in thousands, except earnings per share data)							
Interest income	$ 5,983	$ 6,118	$ 6,257	$ 6,051	$ 6,385	$ 6,285	$ 6,154	$ 5,780
Interest expense	1,775	1,801	1,833	1,881	2,092	2,399	2,584	2,647
Net interest income	4,208	4,317	4,424	4,170	4,293	3,886	3,570	3,133
Provision for loan losses	922	1,641	4,706	1,086	1,172	670	613	627
Net interest income after provision for loan losses	3,286	2,676	(282)	3,084	3,121	3,216	2,957	2,506
Non-interest income	3,456	3,707	3,035	3,029	3,570	4,172	3,727	2,632
Securities gain (loss)	-	-	19	-	5	51	-	-
Non-interest expenses	4,755	5,027	5,676	5,085	5,450	5,365	5,436	4,651
Income before income tax expense (benefit)	1,987	1,356	(2,904)	1,028	1,246	2,074	1,248	487
Income tax expense (benefit)	489	253	(998)	190	282	580	349	92
Net income (loss)	$ 1,498	$ 1,103	$(1,906)	$ 838	$ 964	$ 1,494	$ 899	$ 395
Basic earnings (loss) per common share	$ 0.42	$ 0.31	$ (0.54)	$ 0.24	$ 0.28	$ 0.43	$ 0.26	$ 0.11
Diluted earnings (loss) per common share	$ 0.42	$ 0.31	$ (0.54)	$ 0.24	$ 0.27	$ 0.43	$ 0.26	$ 0.11

NOTE 20 - CONDENSED FINANCIAL INFORMATION ON GEORGIA-CAROLINA BANCSHARES, INC. (PARENT COMPANY ONLY)

Condensed Balance Sheet
December 31, 2010 and 2009
($ in thousands)

	2010	2009
Assets		
Cash	$ 316	$ 185
Investment in subsidiary	44,612	43,057
Other assets	60	34
Deferred tax benefit	77	86
Total assets	**$ 45,065**	**$ 43,362**
Liabilities		
Other liabilities	$ 89	$ 89
Total liabilities	89	89
Shareholders' equity	44,976	43,273
Total liabilities and shareholders' equity	**$ 45,065**	**$ 43,362**

Condensed Statement of Income
Years Ended December 31, 2010 and 2009
($ in thousands)

	2010	2009
Income, dividends from subsidiary	$ -	$ -
Expenses		
Director compensation	47	55
Legal fees	57	66
Audit exam and accounting fees	42	38
Annual report and proxy	27	60
Shareholder services	13	16
Other	14	18
Total expenses	200	253
Loss before income tax benefits and equity in undistributed earnings of subsidiary	(200)	(253)
Income tax benefits	68	86
Loss before equity in undistributed earnings of subsidiary	(132)	(167)
Equity in undistributed earnings of subsidiary	1,665	3,919
Net income	**$ 1,533**	**$ 3,752**

Condensed Statement of Cash Flows
Years Ended December 31, 2010 and 2009
($ in thousands)

	2010	2009
Cash flows from operating activities		
Net income	$1,533	$3,752
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense	83	80
Stock compensation	173	167
Equity in undistributed earnings of subsidiary	(1,665)	(3,919)
Net change in other assets and liabilities	(8)	(63)
Net cash provided by operating activities	116	17
Cash flows from financing activities		
Payments on borrowed funds	-	(500)
Proceeds from issuance of common stock, and exercise of stock options	15	52
Net cash provided by (used in) financing activities	15	(448)
Net change in cash	131	(431)
Cash at beginning of the year	185	616
Cash at end of the year	**$ 316**	**$ 185**

Board of Directors

GEORGIA-CAROLINA BANCSHARES, INC. AND FIRST BANK OF GEORGIA



Standing L-R: Dr. James L. Lemley; Patrick G. Blanchard, Vice Chairman of the Board, First Bank of Georgia; Samuel A. Fowler, Jr., Chairman of the Board; Robert N. Wilson; Bennye M. Young
Seated L-R: John W. Lee; Dr. Louise A. Rice; William D. McKnight, Chairman of the Board, First Bank of Georgia; R. W. Culpepper; Remer Y. Brinson III, President & CEO, Georgia-Carolina Bancshares, Inc. and First Bank of Georgia
Not Pictured: Clayton P. Boardman III



Standing L-R: Dr. Mac A. Bowman; David W. Joesbury, Sr.; Jefferson B. A. Knox; Arthur J. Gay; A. Montague Miller
Seated L-R: Dr. Karen M. Foushee; Phillip G. Farr; Don A. Grantham; George H. Inman, Vice Chairman of the Board; Julian W. Osbon

Advisory Board

FIRST BANK OF GEORGIA



Standing L-R: T. R. Reddy; Walter P. Carter; James L. Whitehead, Sr.; I. Gary Katcoff, DDS; George A. Lokey
Seated L-R: George M. Duehring; Stephen H. Steinberg; The Honorable Cindy Mason; Charles B. Webster
Not Pictured: B. William Cleveland; C. Shayne George; Jeffery L. Hadden; Randall W. Hatcher



Standing L-R: J. Gary Waters; D. Mike Wall; Louis Mulherin III; Brent A. Smith
Seated L-R: Adarsh K. Gulati; The Honorable Connie H. Cheatham; Joseph J. Rodgers

Georgia-Carolina Bancshares, Inc.
Officers

Samuel A. Fowler, Jr.
Chairman of the Board

George H. Inman
Vice Chairman of the Board

Remer Y. Brinson III
President & CEO

Thomas J. Flournoy
Senior Vice President, CFO & Secretary

First Bank of Georgia
Officers

William D. McKnight
Chairman of the Board

Patrick G. Blanchard
Vice Chairman of the Board

Remer Y. Brinson III
President
Chief Executive Officer

Thomas J. Flournoy
Senior Vice President
Chief Financial Officer

Thomas M. Bird
Executive Vice President
First Bank Mortgage

Marie B. Sutton
Senior Vice President
Chief Operations Officer

W. Cameron Nixon
Senior Vice President
Senior Lending Officer

Sandra S. Davis-Attaway
Senior Vice President
Office Manager

Yvonne C. Davis
Senior Vice President
Business Banker

Hugh E. Hollar
Senior Vice President
Construction Lending Department

Lynn P. Holley
Senior Vice President
First Bank Mortgage-Operations

David P. Holloway
Senior Vice President
Wholesale Mortgage Department

Cedric J. Johnson
Senior Vice President
Community Development Officer

Frank Lee
Senior Vice President
First Bank Mortgage

Tommy Powers
Senior Vice President
Business Banker
Investment Consultant

Donald H. Skinner
Senior Vice President
City Executive-Columbia County

Shelia S. Stuberfield
Senior Vice President
Retail Manager

James W. Brantley
Vice President
Office Manager

Darrell W. Byrd
Vice President
Business Banker

Joyce A. Frankenfield
Vice President
Internal Audit Coordinator

Peter A. Franklin, Jr.
Vice President
First Bank Mortgage

Tim V. Key
Vice President
First Bank Mortgage

Holly R. Lott
Vice President
First Bank Mortgage

John T. Marcus
Vice President
First Bank Mortgage

Lynn P. McDonald
Vice President
Correspondent Mortgage Banking

David S. Mordecai
Vice President
First Bank Mortgage-Jacksonville, FL

Shannon R. Morrison
Vice President
Controller

Michelle H. Piper
Vice President
Office Manager

Phyllis L. Salazar
Vice President
Office Manager

Gregory B. Scurlock
Vice President
Business Banker

David Stelbrink
Vice President
First Bank Mortgage-Jacksonville, Fl

Renee E. Wright
Vice President
Office Manager

Tina G. Bland
Assistant Vice President
Assistant Office Manager

Michelle Cunningham
Assistant Vice President
Office Manager

Cheryl A. Dawson
Assistant Vice President
Operations Manager

Jane E. Drake
Assistant Vice President
Assistant Office Manager

Jerry L. Dunn
Assistant Vice President
Information Technology Officer

Lisa D. Hayes
Assistant Vice President
Bank Software Application Specialist

J. Mike Love
Assistant Vice President
Collections Officer & Facilities Manager

Shirley McKinney
Assistant Vice President
Loan Operations Manager

Laura O. Morgan
Assistant Vice President
Training Coordinator

Gay L. Morris
Assistant Vice President
Assistant Office Manager

James H. Rigsby III
Assistant Vice President
First Bank Mortgage

Lisa J. Shuman
Assistant Vice President
First Bank Mortgage-Savannah, GA

Michelle G. Starnes
Assistant Vice President
Operations

Joanna M. Voigt
Assistant Vice President
Sales & Service Coach

Amy S. Whitfield
Assistant Vice President
Human Resource Manager

Marc T. Wilson, III
Assistant Vice President
Director of Marketing

Paula E. Anderson
Mortgage Officer

Paula Beatty
Mortgage Compliance Officer

Leslie A. Kromke
Mortgage Officer

Debra Taylor
Mortgage Officer

Patti L. Plummer
Mortgage Officer

Sharon H. Spencer
Mortgage Officer

GEORGIA-CAROLINA BANCSHARES, INC.
DIRECTORS & EXECUTIVE OFFICERS

NAME	OCCUPATION
Remer Y. Brinson III	President & Chief Executive Officer
Patrick G. Blanchard	Vice Chairman of the Board, First Bank of Georgia
Mac A. Bowman, M.D.	Cardiologist, Augusta Cardiology Clinic, P.C.
Phillip G. Farr	Principal, Phillip G. Farr, CPA, P.C.
Thomas J. Flournoy	Senior Vice President, Chief Financial Officer & Secretary
Samuel A. Fowler, Jr.	Attorney, Fowler & Wills, Attorneys at Law
Arthur J. Gay, Jr.	President and Chief Executive Officer, T and T Associates, Inc. (land development and consulting)
George H. Inman	Chairman (retired), Club Car, Inc. (manufacturing)
David W. Joesbury, Sr.	President, Joesbury Insurance Agency, Inc.
John W. Lee	President and Chief Operating Officer (retired), GIW Industries, Inc. (manufacturing)
James L. Lemley, M.D.	Physician and Managing Partner, McDuffie Medical Associates
William D. McKnight	President, McKnight Construction Company
A. Montague Miller	Attorney at Law, President and Chief Executive Officer (retired), Club Car, Inc. (manufacturing)
Julian W. Osbon	Chairman and Chief Executive Officer, Osbon & Associates, Inc.
Robert N. Wilson, Jr.	Principal, Wilson Finance Corporation and Wilson Ventures, Inc. (real estate and insurance sales)
Bennye M. Young	Homemaker

GEORGIA-CAROLINA BANCSHARES, INC.
SHAREHOLDER INFORMATION

Stock Market Listing:
Georgia-Carolina Bancshares, Inc. common stock is listed on the Over-the-Counter Bulletin Board under the symbol of GECR. The principal market maker for the Company is Morgan Keegan & Co., Inc.

Corporate Offices:
3527 Wheeler Road
Augusta, GA 30909
Telephone: (706) 731-6600

Subsidiary:
First Bank of Georgia
Member FDIC

Annual Meeting:
The Company's Annual Meeting of Shareholders will be held Monday, May 23, 2011 at 4:00 p.m. in the Lobby of the Corporate Headquarters and Main Office, 3527 Wheeler Road, Augusta, Georgia 30909.

Financial Information:
Financial analysts and interested investors desiring information regarding Georgia-Carolina Bancshares, Inc. should contact the President & Chief Executive Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, Georgia 30919-1148. Additional information regarding First Bank of Georgia may be obtained on the internet at www.firstbankofga.com or by calling (706) 731-6600.

Annual Report on Form 10-K:
A copy of the Company's 2010 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available free of charge by contacting the Chief Financial Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, GA 30919-1148.

Stock Transfer Agent, Registrar & Dividend Paying Agent:
Georgia-Carolina Bancshares, Inc. Transfer Agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572. They are available to assist you with change of address, replacement of lost certificates, or duplicate 1099 requests.

Legal:
Special Legal Counsel:
Smith, Gambrell & Russell, L.L.P.
Suite 3100, Promenade II
1230 Peachtree Street, N. E.
Atlanta, GA 30309-3592

General Counsel:
Warlick, Tritt, Stebbins
& Murray, L.L.P.
699 Broad Street, Suite 1500
Augusta, GA 30901

General Counsel:
Fowler & Wills, L. L. C.
318 Jackson Street
Thomson, GA 30824

Independent Accountants:
Cherry, Bekaert & Holland, L. L. P.
Post Office Box 82472
Atlanta, GA 30354-0472

First Bank
OF GEORGIA

OUR LOCATIONS



Main Office
3527 Wheeler Road
Augusta, GA 30909

Medical Center Office
1580 Walton Way
Augusta, GA 30904

Fury's Ferry Office
375 Fury's Ferry Road
Martinez, GA 30907

Daniel Village Office
2805 Wrightsboro Road
Augusta, GA 30909

West Town Office
3820 Washington Road
Martinez, GA 30907

Hill Street Office
110 East Hill Street
Thomson, GA 30824

First Bank
MORTGAGE

OUR LOCATIONS



Augusta
2743 Perimeter Parkway
Building 100, Suite 100
Augusta, GA 30909

Savannah
7395 Hodgson Memorial Drive
Suite 201
Savannah, GA 31406

Pooler
138 Canal Street, Suite 204
Pooler, GA 31322

GEORGIA ★ CAROLINA
Bancshares, Inc.

POST OFFICE BOX 15148 · AUGUSTA, GEORGIA · 30919-1148